                                  EXHIBIT 99(b)

                         UNITED STATES BANKRUPTCY COURT
                         FOR THE DISTRICT OF NEW JERSEY

--------------------------------------------

In re:                                    ::     Chapter 11
                                          ::     Jointly Administered
THE CLARIDGE HOTEL AND CASINO             ::     Case No. 99-17399
CORPORATION and THE CLARIDGE              ::
AT PARK PLACE, INCORPORATED,              :


                    Debtors.
                                          x
--------------------------------------------



In re:                                    ::     Chapter 11
                                          ::     Case No. 99-18903
ATLANTIC CITY BOARDWALK                   ::
ASSOCIATES, L.P.,

                    Debtor.
                                          x
--------------------------------------------

                 FOURTH AMENDED DISCLOSURE STATEMENT PURSUANT TO
           11 U.S.C. ss. 1125 ON DEBTORS' FOURTH AMENDED JOINT PLAN OF
             REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                 Solicitation of Votes with Respect to the Plan

CLIFFORD CHANCE ROGERS & WELLS LLP                 LOWENSTEIN SANDLER PC
200 Park Avenue                                    65 Livingston Avenue
New York, New York 10166                           Roseland, NJ  07068
Phone: (212) 878-8000                              Phone: (973) 597-2500

ARCHER & GREINER                                   Counsel for Atlantic City
One Centennial Center                              Boardwalk Associates, L. P.
Haddonfield, New Jersey 08033
Phone: (856) 795-2121

Co-Counsel for the Claridge
Hotel and Casino Corporation and
The Claridge at Park Place, Incorporated

                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----
SUMMARY                                                                        1

Overview                                                                       1

Settlement Regarding "Cage Cash\                                               2

Establishment of Liquidating Trusts                                            3

Resignation of Board                                                           5

The Solicitation                                                               6

Summary of Treatment of Claims and Interests Relating to the Debtors           6

BACKGROUND                                                                    11

The Claridge Debtors and ACBA                                                 11

History and Structure                                                         11

Events Preceding Commencement of the Chapter                                  11

Cases                                                                         15

REASONS FOR THE SOLICITATION; RECOMMENDATION                                  17

THE BANKRUPTCY PLAN-- VOTING INSTRUCTIONS AND PROCEDURES                      18

General                                                                       18

Voting Deadline                                                               18

Voting Procedures Particular to Noteholders                                   18

Defects, Irregularities, Etc.                                                 20

Withdrawals of Ballots; Revocation                                            20

DESCRIPTION OF CHAPTER 11 CASES OF THE CLARIDGE DEBTORS                       21

Chapter 11 Filings                                                            21

First Day Orders                                                              21

Use of Cash Collateral                                                        22

Administrative Office Building/People Mover Motion                            24

Bar Dates and Notice Thereof                                                  24

DESCRIPTION OF CHAPTER 11 CASE OF ACBA                                        25

Chapter 11 Filings                                                            25

First Day Orders                                                              25

Bar Dates and Notice Thereof                                                  26

SUMMARY OF THE PLAN                                                           26

General                                                                       26

Voting on the Plan                                                            26

Park Place Purchase Agreement                                                 27

Description of Park Place                                                     31

                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Classification and Treatment of Claims and Interests Under The Plan           32

Summary of Other Provisions of the Plan                                       40

ACCEPTANCE AND CONFIRMATION OF THE PLAN                                       47

Solicitation of Acceptance                                                    47

Confirmation Hearing                                                          47

Requirements for Confirmation of the Plan                                     47

Confirmation of the Plan Under Section 1129(b)                                48

Best Interests Test                                                           49

Feasibility                                                                   50

Consummation                                                                  50

CREDITORS COMMITTEE                                                           51

ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN                     51

Alternative Plan                                                              51

Liquidation Under Chapter 7                                                   53

SELECTED HISTORICAL FINANCIAL DATA                                            53

CERTAIN INFORMATION CONCERNING THE DEBTORS                                    55

General                                                                       55

The Claridge                                                                  55

Business Strategy                                                             55

Competition                                                                   56

Gaming Regulation and Licensing                                               57

Employees                                                                     58

Properties                                                                    58

Legal Proceedings                                                             59

Executive Officers and Directors                                              59

CERTAIN FEDERAL INCOME TAX CONSEQUENCES                                       62

FINANCIAL AND LEGAL ADVISORS; FEES AND EXPENSES                               62

CONCLUSION; RECOMMENDATION                                                    63

APPENDICES

      Appendix A -- Third Amended Joint Plan of Reorganization of The Claridge
                    Hotel and Casino Corporation, The Claridge at Park Place, Incorporated and Atlantic City Boardwalk Associates, L.P.

      Appendix B -- Audited Consolidated Financial Statements for year of 1999, and Unaudited Consolidated Financial Statements for the nine months ended September 30, 2000

      Appendix C -- Liquidation Analysis

      Appendix D -- Summary Pages of GVA Marquette Advisors Appraisal Dated
                    March 14, 2000

      Appendix E -- August 22, 2000 Letter of PricewaterhouseCoopers Stating the
                    Market Value of the Claridge Casino Hotel as of October 1, 2000

                                     SUMMARY

         The following introduction and summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Disclosure Statement. References to the "Claridge Debtors" will mean The Claridge Hotel and Casino Corporation (the "Corporation") and The Claridge at Park Place, Incorporated ("CPPI"). References to "ACBA" will mean Atlantic City Boardwalk Associates, L.P. References to the "Debtors" will mean the Corporation, CPPI and ACBA. Certain capitalized terms used in this Disclosure Statement are defined in the Debtor's Fourth Amended Joint Chapter 11 Plan of Reorganization (the "Plan"), a copy of which is attached as Appendix A hereto.

Overview

         On August 16, 1999, the Corporation and CPPI filed separate voluntary petitions for relief under Chapter 11, Title 11, United States Code, 11 U.S.C. ss.ss. 101 et seq. (the "Bankruptcy Code"). On October 5, 1999, ACBA filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The Debtors continue to operate their businesses and manage their properties pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code as debtors-in-possession.

         On ________ __, 2001 (the "Approval Date"), after notice to the Debtors' creditors and other parties in interest and a hearing, the Bankruptcy Court approved this Disclosure Statement for use in connection with solicitation of acceptances of the Plan. The Bankruptcy Court found that the Disclosure Statement contains adequate information to enable a reasonable investor typical of members of each class being solicited, to make an informed judgment as to whether to accept or reject the Plan. The Bankruptcy Court's approval of this Disclosure Statement, however, does not constitute a recommendation by the Bankruptcy Court either for or against the Plan. The Approval Date is the record date for purposes of determining holders of claims entitled to vote on the Plan.

         This Disclosure Statement describes the Plan. The Plan seeks to implement the Park Place Purchase Agreement and to distribute the proceeds received under that agreement together with the proceeds from the disposition of the Debtors' remaining assets among their various creditor constituents in accordance with the priority rules established under the Bankruptcy Code. Under the Park Place Purchase Agreement, substantially all of the Debtors' assets (i.e., the land, casino, hotel, associated personal property and good will, etc.) - defined in the Plan as the "Park Place Property" - will be sold, conveyed and transferred to Park Place for $65,000,000 to be paid in cash, subject to certain adjustments as provided in the Park Place Purchase Agreement. The Park Place Purchase Price will be allocated between ACBA and CPPI based upon the market value of the property to be transferred by each entity to Park Place. The Park Place Property also includes $7,000,000 in cash which is to be transferred by CPPI to Park Place. Park Place has also agreed to assume certain liabilities (defined in the Plan as the "Park Place Assumed Liabilities") which generally include all post-petition liabilities and pre and post-petition employee benefit items (seniority, vacation, sick leave, etc.). Unsecured creditors of CPPI, Corporation and ACBA are projected to receive a sixty-one and one-half (61.5%) percent distribution upon their allowed claims. Holders of the First Mortgage Notes are expected to recover approximately eighty-three (83%) percent upon their pre-petition secured and unsecured claims. Under the Plan, following the Effective Date, ACBA, Corporation and CPPI will be dissolved under applicable non-bankruptcy law. The limited partners of ACBA and the shareholders of Corporation will have their ownership interests extinguished and they will not receive any distribution under the Plan on account of such interests.

         During the cases, the Claridge Debtors retained GVA Marquette Advisors ("Marquette") to prepare an appraisal for the Debtors' assets. A summary of that appraisal is annexed hereto at Appendix D. After careful consideration of may factors influencing market value, Marquette valued the Debtors' assets, excluding cash and working capital, at $40,000,000. Part of that $40,000,000 value constituted approximately $1,500,000 in value ascribed to the Administrative Office Building which has since been sold to the Sands. Based upon the Marquette appraisal, the Debtors believe that the price offered by Park Place is in excess of realizable value of the Debtors' assets. In addition, at the request of the Noteholders' Committee, on August 22, 2000 PricewaterhouseCoopers ("PWC") issued an appraisal report (the "PWC Appraisal") concerning the value of the Hotel Assets, the Casino Assets and the Self Parking Garage (i.e., a fee simple interest in a 26-story main casino-hotel building, a nine story valet parking garage, a 13-story self-park garage, an air rights parcel occupied by a two-story administrative office building connecting the casino-hotel building to the garages, and all gaming and non-gaming furniture, fixtures and equipment). A copy of the cover letter from PWC summarizing its valuation is annexed hereto as Appendix E. Employing the three (3) traditional approaches to value - cost, sales comparison, and income capitalization, the PWC Appraisal estimated that the market value of such property as of October 1, 2000 was $78 million. For purposes of the PWC Appraisal, "market value" is defined as the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of the specified date and the passing of title from seller to buyer under conditions whereby: (i) buyer and seller are typically motivated; (ii) both parties are well informed or well advised, and acting in what they consider their own best interests; (iii) a reasonable time is allowed for exposure in the open market; (iv) payment is made in terms of cash in U.S. Dollars or in terms of financial arrangements comparable thereto; and (v) the price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Settlement Regarding "Cage Cash"

         The Corporation and CPPI (the "Claridge Debtors") estimate that as of an assumed Effective Date of May 31, 2001, they will have in their respective bank accounts and casino cage accounts approximately $20,000,000 after deduction of any uncleared checks. Of that amount, approximately $9,800,000 (the so-called "cage cash," i.e., cash on hand at CPPI as of its Petition Date in the casino's house bank) will be deemed not subject to the First Mortgage Noteholders' lien but will be available to satisfy administrative, priority and unsecured claims. Under the Plan, on the Effective Date the Claridge Debtors also will stipulate that all cash of CPPI (i.e., estimated at approximately $10,200,000) other than the aforesaid $9,800,000 of "cage cash" is subject to the Indenture Trustee's lien for the benefit of itself and the Noteholders . In addition, it is estimated by the Indenture Trustee that the Indenture Trustee is entitled either as its property or as its cash collateral to approximately $3,000,000, comprised of approximately $500,000 and interest thereon held in an account at Summit Bank NA, in respect of the September 1999 Operating Leases Payment approximately $1,000,000 in payments received pursuant to the Global Stipulation (described below) net of payments made and to be made to ACBA in respect of its court approved budgeted expenses, payments to ACBA's court appointed professionals and the fees and expenses of the Indenture Trustee, and the approximate $1.7 million in proceeds from the sale post-petition of the Administrative Office Building and interest earned thereon held at Summit Bank. The Debtors will likewise stipulate that this money is either the property of the Indenture Trustee or subject to the lien in favor of the Indenture Trustee and the holders of the First Mortgage Notes. After satisfaction of the Indenture Trustee's fees and expenses estimated at approximately $1,700,000, at the Effective Date of May 31, 2001 the Debtors estimate that approximately $71,200,000 will be available to distribute to the holders of the First Mortgage Notes, on their secured claims broken out as follows:

                           $65,000,000      Purchase Price

                           $10,200,000      CPPI Encumbered Cash

                           ($7,000,000)     Cash Transferred to Park Place

                           $ 3,000,000      Net cash held in Summit Escrow
                           ----------
                           $71,200,000      Accounts or by Indenture Trustee

         The Plan values the Noteholders' Collateral at $71,200,000 and, thus, pursuant to 11 U.S.C. ss. 506, the Plan deems the Noteholders to have Allowed Secured Claims in an amount equal to $71,200,000, subject to modification depending upon permitted adjustments provided in the Park Place Purchase Agreement and actual operating revenues and expenses through an assumed closing date of May 31, 2001. It is possible that those adjustments could be negative to the Claridge Debtors which would decrease the recovery to the Noteholders in respect of their secured claims and, by extension, adversely impact recoveries to the Noteholders, in respect of their deficiency claims, and accordingly reduce the recovery to holders of Allowed Claims classified in Classes 3, 4 and 5 since the Noteholders would have a larger deficiency claim. Conversely, those adjustments could very well be favorable to the Claridge Debtors. The Claridge Debtors do not expect that the adjustments will be negative, in any material respect. By voting to accept the Plan, however, there can be no assurance that you will receive the percentage estimates set forth in the Disclosure Statement upon your Allowed Claim.

         In addition, there will be an additional distribution of approximately $4 million (i.e., a 20% estimated recovery on their deficiency claims) to the holders of the First Mortgage Notes (on the assumption that the deficiency claim of the Noteholders will be $20,000,000 and the other unsecured claims will total $5,000,000) on account of their deficiency claims as discussed below, which brings the total distribution to Noteholders to approximately $75.2 million.

         You should also be aware that the Unsecured Creditors' Committee has not supported this settlement regarding the amount of the cash held by or on behalf of the Claridge Debtors that is subject to the Indenture Trustee's liens. Rather, the Creditors' Committee contends that a greater portion of the Claridge Debtors' cash is not subject to the Indenture Trustee's lien. To the extent that the Creditors' Committee is successful, more cash would be available for the unsecured creditors and the deficiency portion of the Noteholders' claims and less on account of the secured portion of the Noteholders' claims. In addition, this settlement is not binding on any entity unless and until it is approved by the Court. That having been said, the Plan if approved would constitute approval of this settlement, the terms of which would be binding upon the Debtors, their creditors and all other parties-in-interest.

 Establishment of Liquidating Trusts

         The Plan contemplates a liquidation and dissolution of the Debtors. Reserves are to be established from Unencumbered CPPI Cash to pay for the costs associated with filing final tax returns, overseeing claims objections, making distributions to creditors as provided under the Plan and for filing a final accounting with the Bankruptcy Court. A liquidating trust (the "General Liquidating Trust") is to be established to hold title to all assets of the Debtors that are not sold to Park Place (the "Excluded Assets") and which property is not otherwise subject to the liens asserted by the holders of the First Mortgage Notes (that property is to be administered by the First Mortgage Notes Liquidating Trust). The Excluded Assets include, among other things, the $9,800,000 of "cage cash" and causes of action against third-parties, including avoidance actions. The value of the other Excluded Assets to be transferred to the General Liquidating Trust (that is, other than the $9,800,000 in cash) is estimated to be no more than $200,000. Principally, this money would be from the recoveries, if at all, in respect of preference claims asserted by the Debtors, which are being assigned to the General Liquidating Trust. The trustee (the "General Liquidating Trustee") of the General Liquidating Trust will be appointed by the Official Committee of Unsecured Creditors (the "Creditors' Committee.") The General Liquidating Trust will also be responsible for filing objections to claims and making distributions to holders of Class 3, 4, and 5 Allowed Claims. The cost and expense of the General Liquidating Trust shall be funded from the General Liquidating Trust

Administrative Reserve. On the Effective Date, $200,000 of Unencumbered CPPI Cash shall be deposited into the General Liquidating Trust Administrative Reserve. If the General Liquidating Trust Administrative Expense Claims exceed that amount, such costs and expenses will be paid from the proceeds of the General Liquidating Trust Assets before distributions are made to other creditors. In addition, under the Plan, a second liquidating trust is to be established (the "First Mortgage Liquidating Trust") into which shall be deposited the Excluded Assets that are subject to the liens, security interests and encumbrances asserted by the Indenture Trustee and the stock of Corporation to be issued to the holders of the First Mortgage Notes in respect of their Class 7C Deficiency Claims. The trustee (the "First Mortgage Liquidating Trustee") of the First Mortgage Liquidating Trust will be appointed by the Noteholder Committee. Reserves to fund the administration of the First Mortgage Liquidating Trust will be established from the Unencumbered CPPI Cash. The initial amount set aside as the Post-Confirmation Administrative Expense Reserve shall be $300,000, of which amount $50,000 shall be ear-marked to cover the expenses other than tax liability (i.e., unpaid taxes, penalties and interest) in connection with any tax inquiry, audit or appeal of any tax liability of ACBA or its general partners. The responsibility for preparing ACBA's final tax return shall be that of ACBA's corporate general partner and the cost associated therewith will be funded in the amount of up to $59,400 pursuant to the terms of the Global Stipulation. In addition, the First Mortgage Liquidating Trust will be charged with the responsibility of liquidating any Excluded Assets subject to the lien of the Indenture Trustee for the benefit of itself and the holders of the First Mortgage Notes, and overseeing and implementing the wind-down of the Claridge Debtors and ACBA. To the extent any of the Excluded Assets are subject to the liens asserted in favor of the holders of the First Mortgage Notes, the net proceeds therefrom will be remitted to the Indenture Trustee in further reduction of their secured claims. It is expected that both liquidating trusts will have completed their work required under the Plan within two (2) years from the Effective Date.

         Under the Plan, any net proceeds (including the $9,800,000 of "cage cash") from the disposition of the Excluded Assets not subject to the liens asserted by the Indenture Trustee (the "Unencumbered CPPI Cash") will be available to pay the following:

         (i) administrative expense claims not assumed by Park Place consisting chiefly of claims of professionals employed by the Debtors, the Creditors' Committee and the Official Committee of Secured Noteholders (the "Noteholder Committee"); and

         (ii) priority claims, priority tax claims and the wind-down expenses, including those of the General Liquidating Trustee and the First Mortgage Liquidating Trustee and up to $50,000 which has been set aside to fund the expense and costs (but not any underlying tax liability owed by a general partner or a limited partner) relating to any tax inquiry, audit or appeal of any tax returns for ACBA.

         It is estimated that the aggregate amount of (i) and (ii) above will equal $5,000,000, leaving $5,000,000 to be distributed to holders of unsecured claims. Holders of unsecured claims fall into two classes: (i) the unsecured deficiency claims asserted by the Indenture Trustee for the benefit of the holders of the First Mortgage Notes against CPPI and the Corporation (and classified in Class 7B and Class 7C of the Plan); and (ii) all other unsecured creditors of Corporation, CPPI and ACBA, including trade creditors (classified in Classes 3, 4 and 5, respectively).

         The amount of the First Mortgage Noteholders' deficiency claims against CPPI is determined by taking the amount of claims asserted by the First Mortgage Noteholders as of CPPI's petition date (i.e., $90,500,000) and subtracting the aggregate payments made by the Debtors under the Plan and received by the holders of the First Mortgage Notes in respect of their secured Claims (i.e., Class 2 Claims) net of payments made to the Indenture Trustee post-petition for its fees and expenses, including the professional fees of the Indenture Trustee. The Debtors estimate that the First Mortgage Noteholders' deficiency claims, in the aggregate, will be approximately $19,300,000 ($90,500,000 as of the Petition Date less $71,200,000 received in respect of the First Mortgage Noteholders' Allowed Secured Claims.) All other general unsecured claims in Classes 3, 4 and 5 total approximately $5,000,000.

         Assuming $5,000,000 is available to pay unsecured claims, First Mortgage Noteholders will receive approximately $4,000,000 on their deficiency claims against CPPI (i.e., a 20% recovery). When all distributions to holders of First Mortgage Notes are added together (i.e., their Class 2 and 7 claims), the Debtors' project that holders of the First Mortgage Notes will receive an 83% distribution upon their secured and unsecured claims which is approximately 88.47% of the principal amount of their Notes.

         The Plan has an added feature to make it more attractive to unsecured creditors in Classes 3, 4 and 5. Park Place owns at least $2,500,000 of the First Mortgage Notes. Assuming the Plan is confirmed and the Park Place Purchase Agreement closes, Park Place has agreed to ear- mark to the Debtors' general unsecured creditors the distribution it would otherwise be entitled to receive under the Plan on account of $2,500,000 of the First Mortgage Notes it owns. You should be aware, however, that by voting to accept the Plan if the Park Place Purchase Agreement does not close there can be no assurances that the Alternative Buyer will own any First Mortgage Notes or that such Buyer will be able or willing to ear-mark any funds to distribute to holders of Class 3, 4 and 5 Claims. Accordingly, holders of Class 3, 4 or 5 claims could receive a substantially smaller distribution if the Debtors close a sale to an Alternative Buyer. With this allocation, under the Plan, the Debtors estimate that, in the aggregate, holders of general unsecured claims will receive approximately $3,000,000 (i.e., approximately $1,000,000 of the Unencumbered CPPI Cash and approximately $2,000,000 from Park Place). This translates into a sixty-one and one-half (61.5%) percent recovery, on the Effective Date, and may be higher if certain personal injury claims are allowed in an amount less than has been claimed.

Resignation of Board

         On the Effective Date, the board of directors of the Corporation and CPPI will resign. The stock of CPPI in which the Indenture Trustee has a first lien and security interest will be placed in the First Mortgage Liquidating Trust for the benefit of the First Mortgage Noteholders in satisfaction of the secured claim of First Mortgage Noteholders against the Corporation. The stock in the Reorganized Corporation to be issued under the Plan will be placed in the First Mortgage Liquidating Trust for the benefit of the First Mortgage Noteholders in satisfaction of the unsecured claim of the holders of the First Mortgage Notes against the Corporation and the trustee under that trust will designate the new board of Corporation, which in turn will designate the new board of CPPI. The boards will have no functions since the First Mortgage Liquidating Trustee will be charged under the Plan with liquidating the Excluded Assets subject to the liens asserted by the Indenture Trustee and winding-down the affairs of the Claridge Debtors.

The Solicitation

         The Debtors are hereby soliciting votes for acceptance of the Plan under Chapter 11 of the Bankruptcy Code from their respective creditors, including the holders of the Corporation's outstanding 11 3/4% Notes due 2002 (the "First Mortgage Notes") and the other classes of creditors that are impaired and entitled to vote to accept or reject the Plan. This includes the Debtors' general unsecured trade creditors who are classified in Claims 3, 4 and 5, depending upon whether such claims are asserted against CPPI, Corporation or ACBA, respectively. The Debtors believe that the Plan has the most favorable terms available to such creditors, equity security holders and the First Mortgage Noteholders and each of the Debtors recommend that its creditors and equity security holders vote to accept the Plan.

Summary of Treatment of Claims
and Interests Relating to the Debtors

         The Plan categorizes the Claims against and Interests in the Debtors that the Debtors believe existed on August 16, 1999 into 14 classes. The Plan also provides that expenses incurred by the Debtors during the Chapter 11 cases will be paid in full and specifies the manner in which the Claims and Interests in each class are to be treated. To the extent that the terms of this Disclosure Statement vary with the terms of the Plan, the terms of the Plan shall be controlling. The table below provides a summary of the classification and treatment of Claims and Interests relating to the Debtors under the Plan:

Class       Type of Claim or Interest          Treatment
-----       -------------------------          ---------
N/A         Administrative Expense             To be paid, to the extent Allowed, in full in cash on the Effective Date
            Claims                             or within five days after such Claim becomes Allowed. With respect to
                                               Administrative Expense Claims asserted against the Debtors, those arising in the ordinary course of business shall be assumed by Park Place pursuant to the Park Place Purchase Agreement. This includes trade, employee and other obligations incurred as part of the day to day post-petition obligations of the Debtors. All other administrative expense claims, including claims of professionals shall be paid from the
                                               Unencumbered CPPI Cash as and when such claims are allowed and approved by the Bankruptcy Court.

N/A         Priority Tax Claims                To be paid, to the extent Allowed, in full in cash, from Unencumbered
                                               CPPI Cash upon the later of the Effective Date or the date upon which such Claim becomes an Allowed Claim. The Debtors believe that Priority
                                               Tax Claims will not exceed $80,000.

1           Priority Claims                    Unimpaired. To be paid in cash from Unencumbered CPPI Cash, to the extent
                                               Allowed, in full plus applicable interest or other charges on the later of (i) the Effective Date or (ii) the date upon which such Claim becomes an Allowed Claim.

2           First Mortgage Note                Impaired. Under the Plan, Secured Claims of the holders of the First
            Secured Claims                     Mortgage Notes are sub-divided into separate classes 2A, 2B and 2C to reflect the fact that the holders of the First Mortgage Notes have
                                               Secured Claims against each of these Debtors. Holders of First Mortgage
                                               Notes in respect of their Allowed Secured Claims shall receive, in the aggregate: (1) the ACBA Purchase Price Allocation; (2) the CPPI Purchase
                                               Price Allocation; (3) the CPPI Encumbered Cash; (4) the ACBA/Indenture
                                               Trustee Cash (net of all cash paid to the Indenture Trustee); (5) the stock of CPPI; and (6) Net Proceeds received from the liquidation of any property owned by Corporation that is encumbered by the Indenture
                                               Trustee's lien and the Excluded Assets to the extent such property is encumbered by the Indenture Trustee's lien; less (7) $7,000,000 (which represents the Cash to be transferred to Park Place pursuant to the terms of the Park Place Purchase Price); net of (8) all cash paid to the
                                               Indenture Trustee in respect of the Indenture Trustee Fee Claim from the
                                               Filing Date through the Effective Date.

3           General Corporation Claims         Impaired. Pro rata distribution of the Unsecured Creditors Unencumbered
                                               Cash Allocation. The Debtors project that the aggregate amount of Allowed
                                               Claims in Classes 3, 4 and 5 will be less than $5,000,000. Under the plan, the holders of such claims shall receive a pro rata distribution from the Unsecured Creditors Unencumbered Cash Allocation. However, the
                                               claims resolution process has not yet concluded and it is possible that the aggregate amount of such claims may exceed $5,000,000. Holders of
                                               Allowed Class 3 Claims shall receive their pro rata share of the
                                               Unsecured Creditor Allocation.

4           General CPPI Claims                Impaired. Pro rata distribution of the Unsecured Creditors Unencumbered
                                               Cash Allocation. The Debtors project that the aggregate amount of Allowed
                                               Claims in Classes 3, 4 and 5 will be less than $5,000,000. Under the plan, the holders of such claims shall receive a pro rata distribution from the Unsecured Creditors Unencumbered Cash Allocation. However, the
                                               claims resolution process has not yet concluded and it is possible that the aggregate amount of such claims may exceed $5,000,000. Holders of
                                               Allowed Class 4 Claims shall receive their pro rata share of the
                                               Unsecured Creditor Allocation.

5           General ACBA Claims                Impaired. The Debtors project that the aggregate amount of Allowed Claims in Classes 3, 4 and 5 will be less than $5,000,000. Under the plan, the holders of such claims shall receive a pro rata distribution from the
                                               Unsecured Creditors Unencumbered Cash Allocation. However, the claims resolution process has not yet concluded and it is possible that the aggregate amount of such claims may exceed $5,000,000. Holders of Allowed
                                               Class 5 Claims shall receive their pro rata share of the Unsecured
                                               Creditor Allocation.

6           Intercompany Claims                Impaired. On the Effective Date, other than its property which constitutes the Excluded Assets, ACBA will sell, transfer, convey and assign, without recourse, all of its right, title and interest in and to its assets which comprise the Park Place Property to Park Place free and clear of any liens, claims, encumbrances or interests, other than the
                                               Wraparound Note, the FF&E Note and the Wraparound Mortgage, which will be assumed by Park Place. The Operating Leases will terminate without liability. All other Intercompany Claims between and among the Claridge
                                               Debtors and ACBA will be waived, released and extinguished. ACBA will transfer all of its right, title and interest in and to its property comprising the Excluded Assets to CPPI. Any Intercompany Claim of CPPI
                                               against the Corporation shall not be affected by the Plan except that such Claim shall be subordinated, in all respects, to payment in full of any Claims held by third-parties against the Corporation as of the
                                               Effective Date, including those Claims classified in Class 4.


7           First Mortgage Notes               The Plan separately classifies the Deficiency Claims of the First
            Deficiency Claim                   Mortgage Noteholders into three (3) sub-classes: ACBA Deficiency Claim
                                               (7A), CPPI Deficiency Claim (7B) and Corporation Deficiency Claim (7C).
                                               Due to the non-recourse nature of the claims asserted against ACBA, the
                                               ACBA Deficiency Claim is $0 and will receive no distribution under the
                                               Plan. As for the CPPI Deficiency Claim, the First Mortgage Noteholders
                                               will receive a pro rata share of the CPPI Deficiency Claim Allocation. As for the Deficiency Claim against Corporation, the new shares of the
                                               Reorganized Corporation shall be issued to the First Mortgage Liquidating
                                               Trustee to be held for the benefit of the First Mortgage Noteholders pending the dissolution of Corporation.

8           Micros Leasing Secured             Impaired. On the Effective Date, the holder of such Claim will receive a
            Claim                              new note in the face amount of such holder's Claim, including the aggregate balance of all lease payments (less the imputed interest rate).
                                               The new note will mature in one (1) year; pay interest quarterly, in arrears, at the rate of eight (8%) percent per annum and be secured by the property that was the subject of the pre- petition agreement with the
                                               Debtors. Such property shall be sold to Park Place or the Alternative
                                               Buyer, as the case may be, and the Debtors shall have no further liability upon such claim.

9           Simplex Secured Claim              Impaired. On the Effective Date, the holder of such Claim will receive a new note in the face amount of such holder's Claim, including the aggregate balance of all lease payments (less the imputed interest rate).
                                               The new note will mature in one (1) year; pay interest quarterly, in arrears, at the rate of eight (8%) percent per annum and be secured by the property that was the subject of the pre- petition agreement with the
                                               Debtors. Such property shall be sold to Park Place or the Alternative
                                               Buyer as the case may be, and the Debtors shall have no further liability upon such claim.

10          Contingent Payment Rights          Impaired. On the Effective Date, all such Allowed Claims shall be
            Claims                             extinguished and no distribution will be made in respect to such Claims including any Allowed Claims arising out of or in connection with the
                                               Debtor's rejection of the Restructuring Agreement. Holders of these claims consist of Releasing Investors.

11          Contingent Payment Claims          Impaired. On the Effective Date, all such Allowed Claims shall be extinguished and no distributions will be made in respect to such Claims, including any Allowed Claims arising out of or in connection with the
                                               Debtor's rejection of the Restructuring Agreement. Holders of these claims consist of Webb, or its successors and assigns.

12          Corporation Interests              Impaired. On the Effective Date, all Allowed Corporation Interests will be extinguished and no distributions will be made in respect of such
                                               Corporation Interests.

13          CPPI Interests                     Unimpaired. On the Effective Date, the Corporation will transfer 100% of the CPPI Interests to the First Mortgage Notes Liquidating Trustee, which will vest free and clear of all liens, claims, interests or encumbrances.

14          ACBA Interests                     Impaired. On the Effective Date, all ACBA Interests will be extinguished and no distribution will be made in respect of such ACBA Interests.

         For a more detailed description of the treatment of the foregoing classes of Claims and Interests, see "Summary Of The Plan -- Classification of Claims and Interests Under the Plan."

                                   BACKGROUND

The Claridge Debtors and ACBA

         The Corporation, a New York corporation, through its wholly-owned subsidiary CPPI, a New Jersey corporation, operates The Claridge Hotel and Casino (the "Claridge") in Atlantic City, New Jersey. The Corporation has no substantial assets other than its 100 percent ownership interest in CPPI. ACBA is a New Jersey limited partnership.

History and Structure

         On October 31, 1983, (a) CPPI acquired the casino license and gaming equipment of the Claridge (the "Casino Assets") from DEWNJ; (b) ACBA acquired the Hotel Assets (other than the land) and a ground lease for the land from DEWNJ; (c) CPPI leased the Hotel Assets (other than the land) from ACBA; (d) CPPI subleased the land on which the Claridge is located from ACBA; and (e) CPPI assumed certain liabilities related to the acquired assets and undertook to carry on the business of the Claridge. In connection with these transactions, ACBA granted the Wraparound Mortgage to CPPI. These transactions were entered into in connection with the private placement of equity interests in the Corporation and ACBA. The offering was structured to furnish the investors with certain tax benefits available under the federal tax law then in effect. The existing common stock of the Corporation and the limited partnership interests of ACBA were sold together in the private placement as units and, because there has been relatively little trading in the stock or ACBA interests, there is a substantial similarity between the equity ownership of the Corporation and ACBA. Although the Corporation and ACBA are independent entities, approximately 93% of the existing common stock of the Corporation is owned by Persons who also own limited partnership interests in ACBA. ACBA does not currently engage in any significant business activities other than those relating to the Claridge.

         In October 1988, the Corporation, CPPI and ACBA entered into the Restructuring Agreement. The restructuring, which was consummated in June 1989, resulted in (i) a reorganization of the ownership interests in the Claridge;
(ii) modifications of the rights and obligations of certain lenders; (iii) satisfaction and termination of the obligations and commitments of Webb and DEWNJ under the original structure; (iv) modifications of the lease agreements between CPPI and ACBA; (v) acquisition of the land underlying the Hotel Assets by ACBA from DEWNJ and (vi) the forgiveness by Webb of substantial indebtedness.

         On January 31, 1994, the Corporation completed an offering of $85 million aggregate principal amount of the First Mortgage Notes. The First Mortgage Notes are secured by (i) the First Mortgage, (ii) a pledge granted by the Corporation of all outstanding shares of capital stock of CPPI and (iii) the CPPI Guaranty. The CPPI Guaranty is secured by a Collateral Assignment of the Wraparound Mortgage and by a lien on the Claridge's gaming and other assets, including, but not limited to, inventory, accounts receivable, equipment, hotel rents, trademarks, intangibles and cash. In addition, in January 1997, CPPI subjected its new self-parking garage (the "Self-Parking Garage") to the lien of the First Mortgage. Interest on the First Mortgage Notes is payable semiannually on February 1 and August 1 of each year.

         The net proceeds of the First Mortgage Notes, totaling approximately $82.2 million, were used in part as follows: (i) to repay in full on January 31, 1994, the Corporation's outstanding debt under a loan facility (approximately $35 million); (ii) to expand the Claridge's casino capacity by 12,000 square feet in 1994, including the addition of approximately 500 slot machines and the relocation of two restaurants and their related kitchens (approximately $13 million); and (iii) to purchase property in 1995 and construct on that property a self-parking garage that opened in 1996 (approximately $28 million).

         The current ownership structure of the Corporation, CPPI and ACBA is depicted in the following table:
















         The current relationships and agreements between the Corporation, CPPI and ACBA are described below:

         Operating Lease/Expansion Operating Lease

         The Casino Assets are owned by CPPI. The Hotel Assets and underlying land are owned by ACBA and leased by ACBA to CPPI. The lease obligations are set forth in the Operating Leases.

         The initial term of the Operating Leases expired on September 30, 1998 and CPPI exercised the first of the 10-year renewal options, extending the Operating Leases through September 30, 2008. Basic rent during the first renewal term of the Operating Leases is calculated pursuant to a formula, with such rent not to be more than $32.5 million nor less than $26.5 million for the lease year commencing October 1, 1998 through September 30, 1999, and, subsequently, not to be greater than 10% more than the basic rent for the immediately preceding lease year in each lease year thereafter. Basic rent for the lease year commencing October 1, 1998 was $26.5 million. For the lease year commencing October 1, 1999, Basic Rent is $26.5 million and it will be the same for the lease year beginning October 1, 2000. Under the terms of the Operating Lease, CPPI has an option to purchase, on September 30, 2003 and September 30, 2008, the Hotel Assets and the underlying land for their fair market value at the time the option is exercised.

         CPPI is also required to pay, as additional rent, amounts including certain taxes, insurance and other charges relating to the occupancy of the land and Hotel Assets, certain expenses and debt service relating to furniture, fixtures and equipment replacements and building improvements ("FF&E Replacements") and the general and administrative costs of ACBA, if necessary. ACBA is required during the entire term of the Operating Leases to provide FF&E Replacements to CPPI and to provide facility maintenance and engineering services to CPPI. CPPI is required to lend to ACBA any amounts ("FF&E Loans") necessary to fund the cost of FF&E Replacements and if ACBA's cash flow, after allowance for certain distributions, is insufficient to provide the facility maintenance and engineering services required of it, CPPI is also required to lend to ACBA the funds required to provide those services. Any advances by CPPI for either of the foregoing are secured under the Wraparound Mortgage in an amount up to $25 million. There is currently approximately $12.0 million owed in respect of the FF&E Loans. According to CPPI, the total amount owed in respect of the Wraparound Note and the FF&E Notes is approximately $82 million. The Wraparound Note and the FF&E Notes have been pledged to the Indenture Trustee as collateral by CPPI and payment thereon is expressly subordinated to payment on the First Mortgage Notes pursuant to the Subordination Agreement. Certain other amounts owed to CPPI by ACBA also constitute collateral that secures the claims of the Indenture Trustee and the Noteholders pursuant to the CPPI Security Agreement.

         Effective with the consummation of the restructuring in June 1989, the Operating Leases were amended to provide for the deferral of up to $15.1 million of rental payments during the period from July 1, 1988 through the beginning of 1992 and to provide for the abatement of $38.8 million of basic rent through 1998, thereby reducing ACBA's cash flow to an amount estimated to be necessary only to meet ACBA's cash requirements. During the third quarter of 1991, the maximum deferral of rent was reached. On August 1, 1991, the Operating Leases were amended further to revise the abatement provisions so that, commencing January 1, 1991, for each calendar year through 1998, the lease abatements could not exceed $10 million in any one calendar year, and $38.8 million in the aggregate. All of the $38.8 million of available rent abatements were fully utilized by the end of March 1997.

         The terms of the Operating Leases have been amended from time to time to provide for continued rent abatement. The most recent amendment (the "Sixth Amendment"), which was effective September 30, 1998, allowed for the deferral of $1.1 million of rent in either February 1999 or March 1999, dependent upon certain conditions being met. These conditions, which must have occurred prior to March 2, 1999, included (i) CPPI having received the proceeds in connection with its settlement of the parking garage arbitration; and (ii) the Corporation or CPPI having paid the interest that was due on the First Mortgage Notes on February 1, 1999. CPPI received the proceeds from the settlement of the arbitration involving the self- parking garage in February 1999 (see "Certain Information Concerning the Debtors -- Legal Proceedings"), and paid the interest due on the First Mortgage Notes on March 2, 1999, within the 30-day grace period allowed in accordance with the terms of the First Mortgage Notes Indenture. The $1.1 million of basic rent deferred in 1999 is to be paid to ACBA in monthly installments of $25,000 commencing January 1, 2000 until paid in full (subject to acceleration under certain circumstances). This amendment also provides for additional abatements of rent, through December 31, 2004, as necessary to reduce ACBA's cash flow to an amount necessary only to meet ACBA's cash requirements; these abatements, however, are to be reduced by specified amounts for each period commencing January 1, 2000 and ending December 31, 2004 ($83,333 per month in 2000, $130,000 per month in 2001, $180,000 per month in 2002 and 2003, and $130,000 per month in 2004).

         In addition to the deferral and abatements of rent described in the preceding paragraph, the Sixth Amendment provides for the payment of $3.5 million of additional basic rent on the earlier of (i) the maturity date of the Expansion Wraparound Note; (ii) such earlier date, if any, as the entire principal amount of the Wraparound Mortgage becomes due and payable; or (iii) the date on which any merger, consolidation, or similar transaction to which the Corporation or CPPI is a party, or any sale of all or substantially all of the assets of the Corporation or CPPI is consummated, or any change in control of the Corporation or CPPI occurs.

         If ACBA should fail to make any payment due under the Wraparound Mortgage, CPPI may exercise a right of offset against rent or other payments due under the Operating Lease and Expansion Operating Lease to the extent of any such deficiency, subject to certain limitations set forth in the Subordination Agreement referred to below.

         Wraparound Mortgage

         On October 31, 1983, ACBA executed and delivered to CPPI the Wraparound Mortgage, which was subordinate to an $80 million first mortgage granted by ACBA to a group of banks, and a $47 million purchase money second mortgage ("Purchase Money Second Mortgage"), granted by ACBA to DEWNJ. The Purchase Money Second Mortgage, which was due on September 30, 2000, was canceled upon satisfaction of certain conditions set forth in an agreement entered into at the time of the restructuring. In conjunction with the offering of the First Mortgage Notes on January 31, 1994, the outstanding debt owed to the banks, which was secured by the first mortgage, was satisfied in full. By its terms, the Wraparound Mortgage may secure up to $25 million of additional loans to ACBA from CPPI to finance FF&E Replacements and facility maintenance and engineering shortfalls. The Wraparound Mortgage provides that, so long as ACBA is not in default on its obligations under the Wraparound Mortgage, CPPI is obligated to make payments required under any senior mortgage indebtedness. The indebtedness secured by the Wraparound Mortgage, which originally was to mature on September 30, 2000, bears interest at an annual rate equal to 14%, with certain interest installments that accrued in 1983 through 1988 totaling $20 million being deferred until maturity. In addition, ACBA is required under the Wraparound Mortgage to make payments of principal and interest in respect of any FF&E Loans made to finance FF&E Replacements or facility maintenance or engineering costs as described above. To the extent these FF&E Loans exceed $25 million in the aggregate outstanding at any time, they will be secured under separate security agreements and not by the lien of the Wraparound Mortgage.

         On March 17, 1986, the first mortgage was amended and assumed by CPPI. The amount of the amended and assumed first mortgage was increased to secure up to $96.5 million to provide financing for certain improvements. Indebtedness secured by the Wraparound Mortgage was increased by an amount up to $17 million to provide ACBA with the necessary funding.

         Effective August 28, 1986, ACBA commenced making level monthly payments of principal and interest so as to repay on September 30, 1998, in full, the principal balance of this $17 million increase in the Wraparound Mortgage. On March 17, 1986, the Wraparound Mortgage was amended to require that the $127 million aggregate principal amount secured by it would be repayable in installments during the years 1988 through 1998 in escalating amounts totaling $80 million, with a balloon payment of $47 million and the $20 million of deferred interest due on September 30, 2000.

         In connection with the offering of the First Mortgage Notes on January 31, 1994, CPPI and ACBA entered into the Subordination Agreement with the Trustee (the "Subordination Agreement"), which made the lien of the Wraparound Mortgage and the Wraparound Notes, Expansion Wraparound Note and FF&E Notes secured thereby and payment thereof expressly subordinate to the First Mortgage.

         In connection with the offering of the First Mortgage Notes on January 31, 1994, the Corporation agreed to use not less than $8 million from the net proceeds of the offering to finance certain internal improvements to the Claridge which were funded through additional FF&E Loans. In connection therewith, the Wraparound Mortgage and the Operating Leases were amended to provide that the principal on these additional FF&E Loans will be payable at final maturity of the Wraparound Mortgage.

         Effective March 1, 1997, the Corporation, CPPI and ACBA entered into a restructuring agreement, pursuant to which CPPI agreed to use its best efforts to cause a modification of the Wraparound Mortgage (the "Wraparound Modification") that is permitted by, or is in compliance with, the terms of the First Mortgage Notes Indenture. The Wraparound Modification, if so permitted, will provide for an extension of the maturity date of the Wraparound Mortgage from September 30, 2000 to January 1, 2004. If the Wraparound Modification is not permitted by or in compliance with the terms of the First Mortgage Notes Indenture, CPPI has agreed to effect the Wraparound Modification at such time as the First Mortgage Notes are no longer outstanding.

         Effective September 30, 1998, the Corporation, CPPI and ACBA agreed to amend the March 1997 restructuring agreement to provide for an extension of the maturity date of the Wraparound Mortgage to January 1, 2005. In addition, the Wraparound Mortgage and Wraparound Note were amended to defer the principal payments that were payable during the fourth quarter of 1998 (totaling $3.5 million) to the earlier of (i) the maturity date of the Wraparound Mortgage and Wraparound Note; (ii) such earlier date, if any, as the entire principal amount of the Wraparound Note becomes due and payable; or (iii) the date on which any merger, consolidation, or similar transaction to which the Corporation or CPPI is a party, or any sale of all or substantially all of the assets of the Corporation or CPPI is consummated, or any change of control of the Corporation or CPPI occurs.

Contingent Payment

         Following the 1983 transactions, Webb and its affiliates retained significant interests in the Claridge. Effective with the closing of the Restructuring (as defined in the Restructuring Agreement) in June 1989, all or substantially all of the financial, contractual, ownership, guarantee and other relationships of the Corporation and CPPI with Webb were terminated. The Restructuring Agreement provided that Webb would retain the Contingent Payment. To give effect to the Contingent Payment, the Corporation and ACBA agreed not to make any distributions to their respective shareholders or partners, whether derived from operations or from sale or refinancing proceeds, until Webb had received the Contingent Payment. The estimated amount payable in respect of the Contingent Payment on December 31, 1998 was $88.3 million.

         In connection with the Restructuring, Webb agreed to grant Contingent Payment Rights to those investors in the Corporation and ACBA from whom Webb had received written releases from all liabilities (the "Releasing Investors"). Approximately 84% of the investors provided releases and became Releasing Investors. Payments to Releasing Investors were to be made in accordance with a schedule of priorities, as defined in the Restructuring Agreement.

         On April 2, 1990, Webb transferred its interest in the Contingent Payment to an irrevocable trust for the benefit of the Valley of the Sun United Way, and upon such transfer Webb was no longer required to be qualified or licensed by the New Jersey Casino Control Commission (the "NJCCC").

         On February 23, 1996, the Corporation acquired an option (the "Contingent Payment Option") to purchase, at a discount from the carrying value, the Contingent Payment. The purchase price of the Contingent Payment Option was $1 million, and the Contingent Payment Option could have been exercised any time prior to December 31, 1997. The Corporation was not able to exercise the Contingent Payment Option, and it expired unexercised on December 31, 1997.

Events Preceding Commencement of the Chapter 11 Cases

         During 1995, the cash provided by operations of the Claridge was sufficient to meet the Corporation's obligations to pay interest on the First Mortgage Notes, as well as to make moderate capital improvements. Commencing in the latter part of 1995, however, competition in the Atlantic City casino market for bus customers, a principal source of customers for the Claridge at the time, increased; this competition intensified even more during 1996 as additional casino square footage was added, principally due to the opening of the Trump World's Fair casino. During 1996, the average coin incentive issued per bus patron at the Claridge increased to approximately $19, from approximately $13 in 1995. Total cash incentives issued to Claridge's casino patrons (in the form of coin to play slot machines and gaming chips to play table games) increased to approximately $30.5 million in 1996, from approximately $25.2 million in 1995. While the Corporation's promotional costs increased significantly, total casino revenues in 1996 actually decreased from 1995 levels. It had been the expectation of the Corporation that, upon the opening of its new self-parking garage, the Corporation would be able to reduce its reliance on the bus patron market; however, the Corporation was forced to close the garage facility on July 10, 1996, only ten days after its opening, following a fatal accident. Because the facility was not able to reopen until the end of September 1996, the Corporation lost any possible benefit of the facility during the normally busy summer season. In addition, severe winter weather in the first quarter of 1996 adversely affected revenues. As a result, the Corporation experienced a net loss for 1996 of $15.4 million, compared to a net loss of $1.9 million in 1995.

         The Corporation has experienced recurring losses and deterioration in its cash flow since 1996. Since the Corporation did not have substantial cash reserves or access to a line of credit, the Corporation needed to experience significant improvement in operating results in 1997 over 1996 levels in order to meet its ongoing obligations, including the interest due on the First Mortgage Notes. Operating results in 1997 did improve over 1996 levels, due primarily to the positive impact of the availability of the self-parking garage, lower bus package pricing, and other cost containment initiatives. However, operating results in 1998 fell below 1997 levels due to increased competition for casino customers. In 1998, the Corporation experienced a net loss of $9.4 million, compared to a net loss of $6.0 million in 1997. In the fall of 1998, CPPI redirected its bus program to reduce the number of customers who arrive by bus, and, thereby, related costs. Total coin issued to bus passengers in 1998 was $13.5 million, compared to $15.0 million of coin issued to bus passengers in 1997. Marketing efforts toward the mid-level slot customer through the use of promotions and advertising were enhanced.

         Furthermore, as it had sought to do prior to the Claridge Debtors Filing Date, management continues to conserve cash through various cost containment measures. These include various operational changes, including the previously mentioned redirection of the bus program. In addition, prior to the Claridge Debtors' Filing Date, management also caused CPPI to enter into certain transactions with PDS Financial Corporation ("PDS") and the Casino Reinvestment Development Authority ("CRDA"), as further discussed below.

         In December 1997, CPPI obtained a commitment from PDS for a sale lease-back facility (the "Facility"). Under the terms of the Facility, CPPI could sell certain of its slot machines to PDS under a sale lease-back arrangement, for a specified amount per slot machine. In February 1998, CPPI sold 370 slot machines to PDS for approximately $1 million under this Facility. The machines were then leased back to CPPI under an operating lease arrangement for two years. After two years, CPPI had an option to either purchase the machines, renew the lease arrangement for twelve months, or return the equipment to PDS. In December 1998, CPPI completed the sale of an additional 379 slot machines to PDS for approximately $776,000, under terms similar to those described above. No additional financing is available under this Facility.

         In October 1998, the CRDA approved the direct investment of CPPI funds, already on deposit with the CRDA, and the completion of certain donations of CPPI funds also already on deposit. These transactions resulted in the receipt by CPPI of approximately $930,000 from the CRDA in December 1998.

         In addition, in February 1999, the Corporation and CPPI agreed to a settlement of approximately $2.3 million in the arbitration proceedings concerning the accident which took place in CPPI's self-parking garage in July 1996. The settlement proceeds were received by CPPI in late February 1999.

         As a result of these transactions, on March 2, 1999, CPPI was able to pay the interest due on the First Mortgage Notes on February 1, 1999, under the 30-day grace period allowed in accordance with the terms of the First Mortgage Notes Indenture.

         In 1996 the Claridge Debtors retained financial advisors and explored several alternatives, including strategic investments by third parties, the sale of the Claridge Debtors and the restructuring of the First Mortgage Notes. Although the Claridge Debtors negotiated with interested parties in late 1996 and early 1997, the Claridge Debtors did not pursue any of those alternatives.

         Based on the Claridge Debtors' poor cash flow and recurrent losses, management determined that the Claridge Debtors were not able to continue paying interest due on the First Mortgage Notes while being able, at the same time, to satisfy their other obligations. The Claridge Debtors did not pay the interest due on the First Mortgage Notes on August 2, 1999, and on August 16, 1999, the Claridge Debtors each filed voluntary petitions under Chapter 11 of the Bankruptcy Code. As a result of certain actions taken by the First Mortgage Notes Indenture Trustee, ACBA filed a voluntary petition under Chapter 11 of the Bankruptcy Code on October 5, 1999.

         During 1998 and 1999, the Claridge Debtors continued to consider alternatives, such as a sale of their businesses or strategic investments by third parties. In 1999, the Corporation entered into a letter of intent with Schottenstein Realty Corporation that contemplated a strategic investment in the Corporation and a restructuring of the First Mortgage Notes. On November 10, 1999 the Corporation announced that it would not pursue that transaction; instead, the Debtors determine that it would be in the best interest of their respective estates, creditors and equity holders for them to file a stand-alone plan of reorganization.

         On May 19, 2000, the Debtors filed and sought approval of their First Amended Plan of Reorganization (the "Prior Plan"). Under the Prior Plan all of the equity in the Corporation was to be transferred to the holders of the First Mortgage Notes in full satisfaction of their claims. In essence, the First Mortgage Noteholders would become the new owners of the Claridge Debtors. In addition, the Debtors proposed to pay out holders of Claims in Class 3, 4 and 5 over five (5) years without interest in six (6) equal annual installments. The Indenture Trustee and the Noteholders' Committee opposed the Prior Plan. The Creditors' Committee supported the Prior Plan as did various entities owned or controlled by Carl C. Icahn (the "Icahn Interests") which at the time held over forty (40) percent of the First Mortgage Notes outstanding. After solicitation and balloting process, the Holders of the First Mortgage Notes, as a class, voted to reject the Plan and the holders of Claims in Class 3, 4 and 5 voted to accept the Plan. At or about that time the Noteholders' Committee and its retained advisors, including the investment banking firm of US Bancorp Libra, solicited possible expressions of interest from entities about a possible all-cash sale of the Debtors' assets. The Debtors supported the Noteholder Committees' efforts and worked with the Noteholder Committee to develop bidding procedures and solicitation materials in order to identify potential interested purchasers. The Debtors received three (3) offers before October 13, 2000 and, after negotiation, concluded that the proposal submitted by Park Place was the superior offer. That decision was supported by the Noteholder Committee. After due deliberation, the Debtors elected to withdraw the Prior Plan and focus their efforts on finalizing negotiations of a definitive purchase agreement with Park Place and moving forward with this Plan. The Debtors believe that the efforts to date to market their assets have been exhaustive, comprehensive and extremely thorough and have concluded that the Park Place Purchase Agreement in conjunction with the terms of the Plan represent a superior proposal, after taking into account all relevant factors, than any other proposal heretofore submitted. The Debtors urge you to vote to accept the Plan.

                  REASONS FOR THE SOLICITATION; RECOMMENDATION

         The solicitation is being commenced at this time in order to receive the acceptances of all creditors of the Debtors entitled to vote to accept or reject the Plan. Under the Plan, holders of the First Mortgage Notes will receive in respect of their Secured Claims a pro rata amount of the Park Place Purchase Price, the ACBA/Indenture Trustee Cash, the CPPI Encumbered Cash, the Net Proceeds of any property owned by Corporation the stock of CPPI and the Excluded Assets (to the extent such property was subject to the liens asserted by the Indenture Trustee) less $7,000,000 (which represents the cash to be transferred to Park Place pursuant to the terms of the Park Place Purchase Agreement) and net of all cash received by the Indenture Trustee in respect of the Indenture Trustee Fee Claim. In addition, with respect to their deficiency claims against CPPI, the holders of such claims will share pro rata and pari passu with the holders of Allowed claims in Classes 3, 4 and 5 in the Unencumbered CPPI Cash after satisfaction or reservation for all claims senior in priority to unsecured creditors, including Professional Fee Claims, Priority Tax Claims, the Liquidating Trust Administrative Expense Claims, and Post-Confirmation Wind-Down Expense Claims. The Debtors believe that the treatment afforded their respective creditors is the best alternative available to them at this time. See "Alternatives to Confirmation and Consummation of the Plan." Further, the Debtors believe that any other plan is likely to require significant delays that will further diminish the value received by the Noteholders and the Debtors' other creditors. As noted above, the Claridge Debtors have not been able to locate other prospective buyers of the Claridge willing to make a firm higher or better offer than that set forth in the Park Place Purchase Agreement. See "Background -- Events Preceding Commencement of the Chapter 11 Cases." The Debtors believe that the Plan has the most favorable terms available to their respective creditors and equity security holders and, if the Plan is accepted by the Persons entitled to vote thereon, the pendency of the bankruptcy cases should be significantly shortened and the administration of such cases should be simplified and made less costly.

         IN LIGHT OF THE BENEFITS TO BE ATTAINED BY THE PERSONS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN PURSUANT TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE PLAN, EACH OF THE DEBTORS RECOMMENDS THAT YOU VOTE TO ACCEPT THE PLAN.

            THE BANKRUPTCY PLAN -- VOTING INSTRUCTIONS AND PROCEDURES

General

         The Debtors are seeking the acceptance of the Plan by their creditors and equity security holders entitled to vote thereon, and this Disclosure Statement, together with the accompanying Ballot, is being furnished to such persons in connection with such solicitation. PLEASE NOTE THAT LIMITED PARTNERS OF ACBA AND HOLDERS OF STOCK IN CORPORATION ARE NOT ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN. This Disclosure Statement may not be relied upon or used for any purpose by any Person other than to determine whether or not to vote to accept or reject the Plan.

Voting Deadline

         The Voting Deadline, after which Ballots and master Ballots (in the case of a brokerage firm or other nominee holder of First Mortgage Notes in its own name on behalf of a beneficial owner) with respect to the Plan will not be accepted by the Debtors, is 5:00 p.m., Eastern Standard Time, on April __, 2001. Except to the extent the Debtors so determine or as permitted by the Bankruptcy Court, Ballots that are received after the Voting Deadline will not be accepted or used by the Debtors in connection with the Debtors' request for confirmation of the Plan (or any permitted modification thereof).

         The Debtors reserve the right to amend or modify the terms of the Plan or waive any of the conditions thereto, subject to the requirements of the Bankruptcy Code and to such other consents as may be required under the Plan, if and to the extent that the Debtors determine that such amendments or modifications are necessary or desirable in order to complete the Plan. The Debtors will give the Persons entitled to vote on the Plan such notice of amendments and modifications as may be required by the Plan or by applicable law.

Voting Procedures Particular to Noteholders

         The Debtors are providing copies of this Disclosure Statement, Ballots, and where appropriate, master Ballots, to all registered Noteholders as of the approval date of the Disclosure Statement. Noteholders who hold First Mortgage Notes otherwise than for their own account (e.g., brokerage firms, banks, trust companies or other nominees) should promptly provide copies of this Disclosure Statement and appropriate Ballots to customers and to Beneficial Owners. Any Beneficial Owner of First Mortgage Notes who has not received a Ballot should contact their nominee or the Corporation.

         (a) Beneficial Owners of First Mortgage Notes

         For purposes of voting to accept or reject the Plan, the Beneficial Owners of First Mortgage Notes will be deemed to be the "holders" of the Claims represented by such First Mortgage Notes. Beneficial

Owners holding First Mortgage Notes in "street name" through a brokerage firm, bank, trust company or other nominee can vote only by following these instructions:

         1.   Fill in all the applicable information on the Ballot;

         -02- Sign the Ballot (unless the Ballot has already been signed by the brokerage firm, bank, trust company or other nominee); and

         -03- Return the Ballot to your brokerage firm, bank, trust company or other nominee as soon as possible (but in any event at least one Business Day before the Voting Deadline). If you have any questions, contact the Corporation or your brokerage firm, bank, trust company or other nominee for instructions.

         No Ballot submitted to a brokerage firm or proxy intermediary will be counted until such brokerage firm or proxy intermediary properly completes and delivers a corresponding master Ballot to the Corporation (as discussed below).

         Any Beneficial Owners holding First Mortgage Notes of record in their own name (i.e., registered Noteholders) can vote by completing and signing the enclosed Ballot and returning it directly to the Corporation on or before the Voting Deadline (using the enclosed self-addressed stamped envelope).

         If any Beneficial Owner owns First Mortgage Notes through more than one brokerage firm, bank, trust company or other nominee, such Beneficial Owner may receive multiple mailings containing the Ballots. Each Beneficial Owner should execute a separate Ballot for each block of First Mortgage Notes that it holds through a different nominee, for the aggregate amount of First Mortgage Notes that it beneficially owned as of the Approval Date through such nominee and return such Ballots to the respective nominees in the return envelope provided therewith.

         Beneficial Owners who execute multiple Ballots with respect to First Mortgage Notes held through more than one nominee must indicate on each Ballot the names of all such other nominees and the additional amounts of such First Mortgage Notes so held and voted.

         If a Beneficial Owner holds a portion of the First Mortgage Notes through a nominee and another portion as a record holder in its own name, such owner should follow the procedures described above to vote the portion held of record in its own name and separately follow the procedures described above to vote the portion held through a nominee or nominees.

         (b) Brokerage Firms, Banks and Other Nominees

         A brokerage firm which is the registered holder of First Mortgage Notes for more than one Beneficial Owner can vote on behalf of such Beneficial Owners by (i) distributing a copy of this Disclosure Statement and all appropriate Ballots to such Beneficial Owners, (ii) collecting such Ballots, (iii) completing a master Ballot compiling the votes and other information from the Ballots collected, and (iv) transmitting such master Ballot, together with the Ballots completed by the Beneficial Owners, to the Corporation. A proxy intermediary acting on behalf of a brokerage firm or bank should also follow the procedures outlined in the preceding sentence.

         A bank, trust company or other nominee which is the registered holder of First Mortgage Notes for only a single Beneficial Owner can arrange for such Beneficial Owner to vote by executing the appropriate Ballot and by distributing a copy of the Disclosure Statement and such executed Ballot to such Beneficial Owner.

         (c) Securities Clearing Agencies

         To the extent that there are any securities clearing agencies among the registered Noteholders, the Claridge Debtors expect that each of such clearing agencies will arrange for its respective participants to vote by executing an omnibus proxy in favor of such participants. As a result of the omnibus proxy, such participants will be authorized to vote in the name of such securities clearing agencies and would follow the relevant procedures outlined in the preceding paragraphs.

         (d) Other

         If a Ballot is signed by one or more trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should indicate such capacity when signing and, unless otherwise determined by the Debtors, must submit proper evidence satisfactory to the Debtors of their authority to so act.

Defects, Irregularities, Etc.

         Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance and revocation or withdrawal of Ballots will be determined by the Debtors in their sole discretion, whose determination will be final and binding. Unless the Ballot being furnished is timely submitted to the Debtors on or prior to the Voting Deadline, together with any other documents required by such Ballot, the Debtors may, in their sole discretion, reject such Ballot as invalid and, therefore, decline to use it in connection with seeking confirmation of the Plan by the Bankruptcy Court. In the event of a dispute with respect to a Claim, any vote to accept or reject the Plan cast with respect to such Claim will not be counted for purposes of determining whether the Plan has been accepted or rejected, unless the Bankruptcy Court orders otherwise. As indicated below under "Withdrawal of Ballots," effective withdrawals of Ballots must be delivered to the Debtors prior to the Voting Deadline. The Debtors reserve the absolute right to contest the validity of any such withdrawal. The Debtors also reserve the right to reject any and all Ballots not in proper form. The Debtors further reserve the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot.

         The interpretation (including the Ballot and respective instructions thereto) by the Debtors, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determine. Neither the Debtors nor any other Person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

Withdrawals of Ballots; Revocation

         IN ORDER FOR YOUR BALLOT TO BE COUNTED, YOUR BALLOT MUST BE COMPLETED AS SET FORTH ABOVE AND RECEIVED BY THE VOTING DEADLINE (5:00 P.M., EASTERN STANDARD TIME, ON APRIL __, 2001, UNLESS EXTENDED). BALLOTS SHOULD BE MAILED IN THE ENVELOPE PROVIDED WITH SUCH BALLOT TO: (1) WITH RESPECT TO HOLDERS OF CLASS 2 AND 7 CLAIMS, TO THE CLARIDGE HOTEL AND CASINO, C/O BONDHOLDER COMMUNICATIONS GROUP ("BCG"), 30 BROAD STREET, 46TH FLOOR, NEW YORK, NY 10004 (ATTN: CASEY ATWOOD); AND (2) WITH RESPECT TO ALL OTHER CLASSES ENTITLED TO VOTE UPON THE PLAN, TO THE CLARIDGE HOTEL AND CASINO, C/O PARENTE RANDOLPH, L.L.C., TWO PENN CENTER PLAZA, SUITE 700; PHILADELPHIA, PA 19102.

         The Bankruptcy Court will hold a hearing (the "Confirmation Hearing") on confirmation of the Plan, at which time the Bankruptcy Court will consider objections to confirmation of the Plan, if any, commencing at 10:00 a.m. on May __, 2001, United States Bankruptcy Court for the District of New Jersey, Mitchell H. Cohen United States Courthouse, 4th and Cooper Street, Camden, New Jersey 08102. The Confirmation Hearing may be adjourned from time to time without notice, other than the announcement of an adjourned date at the Confirmation Hearing. Objections to confirmation of the Plan, if any, must be in writing and served and filed as described in "Acceptance and Confirmation of the Plan -- Confirmation Hearing."

             DESCRIPTION OF CHAPTER 11 CASES OF THE CLARIDGE DEBTORS

Chapter 11 Filings

         On August 16, 1999, each of the Claridge Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. On August 17, 1999, the Bankruptcy Court entered an order granting the Claridge Debtors' request for joint administration of their Chapter 11 cases.

         As of the date of this Disclosure Statement, the Claridge Debtors have operated and intend to continue to operate as debtors in possession with the protection of the Bankruptcy Court. In such capacity, management has developed the Plan. The Bankruptcy Court has certain supervisory powers over the Claridge Debtors' operations during the Chapter 11 cases. The Claridge Debtors are authorized to operate in the ordinary course of business; any transactions that are out of the ordinary course of business require the Bankruptcy Court's approval.

         One immediate effect of the commencement of the Chapter 11 cases is the imposition of the automatic stay under the Bankruptcy Code which, with limited exceptions, enjoins the commencement or continuation of all collection efforts by creditors, enforcement of liens against the Claridge Debtors and litigation against the Claridge Debtors. This injunction remains in effect unless modified or lifted by order of the Bankruptcy Court.

First Day Orders

         In order to minimize the possible disruption to the Claridge Debtors' operations, the Claridge Debtors submitted a number of so-called "first day orders," along with supporting applications, to the Bankruptcy Court on August 16, 1999. These first day orders included, among others:

         (i) an order authorizing the retention of Clifford Chance Rogers & Wells LLP as New York co- counsel to the Claridge Debtors;

         (ii) an order authorizing the retention of Archer & Greiner as New Jersey co-counsel to the Claridge Debtors;

         (iii) an order authorizing the retention of KPMG LLP as the Claridge Debtors' accountants,

         (iv) an order authorizing the retention of Jay Alix & Associates as the Claridge Debtors' financial advisor;

         (v) an order authorizing the Claridge Debtors to pay prepetition employee wages, reimbursable expenses and benefits and directing the Claridge Debtors' banks to honor prepetition employee wage and expense checks;

         (vi) an order authorizing the Claridge Debtors to maintain their prepetition bank accounts, business forms, stationery and checks;

         (vii) an interim order authorizing the Claridge Debtors to use cash collateral;

         (viii) an order authorizing the Claridge Debtors to honor advance customer payments and performance of any agreements pursuant to which they are made and to make certain other pre-petition payments to certain critical vendors and suppliers;

         The Bankruptcy Court has signed and entered all of the orders described above, other than the order confirming the Plan. The Claridge Debtors may seek other orders based on the needs of the Claridge Debtors and ACBA and their operations throughout the Chapter 11 cases.

Use of Cash Collateral

         Pursuant to the First Mortgage Notes Indenture and the security documents related thereto entered into by the Corporation, CPPI and ACBA, in order to secure the obligations due under the First Mortgage Notes, each of the Corporation, CPPI and ACBA pledged substantially all of its real and personal property to the Indenture Trustee on behalf of the Noteholders including, in the case of CPPI and ACBA, deposit accounts, cash on hand, investments made with cash and rights to receive cash. Pursuant to certain orders entered in the Corporation, CPPI and ACBA cases authorizing the use of cash collateral of the Indenture Trustee (the "Cash Collateral Orders"), each of the Debtors has acknowledged that the Indenture Trustee has valid and perfected first liens and security interests in all of the assets of the Debtors, except that in the case of CPPI, CPPI reserved its right to dispute whether the Indenture Trustee has valid and perfected liens in certain cash on hand on the Filing Date and gaming revenues - whether in deposit accounts or used or generated in the gaming business of CPPI. Pursuant to the Cash Collateral Orders the Indenture Trustee was granted replacement liens in the Claridge Debtors' assets to the extent that its collateral was used to fund operations of the Claridge Debtors. No cash was held by ACBA on its Filing Date other than monies representing certain Operating Leases payments, which it has agreed are, at a minimum, the Indenture Trustee's cash collateral pursuant to the Stipulation referred to below. According to CPPI, at the Filing Date there was $2.4 million in cash held in the CPPI Cash Collateral Account maintained at First Union Bank, as agent for the Indenture Trustee. The Indenture Trustee asserts that it has valid and perfected liens and security interests in such cash as well as liens and security interest in, among other things, cash, income, receipts, and profits received by CPPI subsequent to the Filing Date. In addition the Cash Collateral Orders acknowledged the Indenture Trustee's continuing lien rights under Section 552(b) of the Bankruptcy Code in hotel rents. According to CPPI, on May 31, 2001, it is projected that approximately $10.6 million will be held in bank accounts of CPPI (net of outstanding checks) maintained pursuant to such Cash Collateral Orders, inclusive of the $2.4 million held in the CPPI Cash Collateral Account on the Filing Date. According to the Debtors, on May 30, 2001 $8.0 million is expected to be held in casino cage accounts and in the form of undropped validators.

         On September 30, 1999 the Indenture Trustee commenced an adversary proceeding (the "Adversary Proceeding") in the Bankruptcy Court to establish the Indenture Trustee's lien and security interest in cash, including the cash on hand on the Filing Date, the interest and earning thereon and income, receipts and profits deposited and held in the cash collateral accounts maintained pursuant to the cash collateral orders. The Claridge Debtors reserved their right to assert that the Indenture Trustee does not have a valid, perfected lien on all cash of CPPI including $9.8 million of cash that was held in the casino cage accounts and in the form of undropped validators on the CPPI Filing Date. The Claridge Debtors acknowledge that the Indenture Trustee has valid liens on cash from hotel rents generated since the Filing Date and the proceeds from the sale of gaming equipment. To the extent that it was determined that the holders of the First Mortgage Notes had no lien on all or a portion of such cash, creditors of CPPI holding unsecured claims, including the holders of the First Mortgage Notes (to the extent, inter alia, that their claims are determined to be undersecured) would be entitled to share in such cash ratably.

         On the Claridge Debtors' Filing Date, the Claridge Debtors sought emergency authority to continue use of cash collateral on an interim basis for the period August 31, 1999 through September 9, 1999, which relief the Bankruptcy Court granted on August 31, 1999. Various subsequent orders, including an eighth interim cash collateral order dated November 27, 2000 (the "Eighth Cash Collateral Order") have been entered authorizing CPPI to continue to use cash collateral pursuant to certain terms and conditions and permitting it to make certain lease payments under the Operating Leases. These include, among other things, limiting CPPI's use of cash collateral to the amounts set forth in various cash collateral budgets. The Bankruptcy Court also granted a replacement perfected lien and security interest to the Indenture Trustee under
Section 361(2) of the Bankruptcy Code in the Claridge Debtors' post-petition assets in the amount used by the Claridge Debtors pursuant to the Cash Collateral Order and, if such lien proves insufficient to protect the Indenture Trustee, the Indenture Trustee will have a super priority administrative expense claim pursuant to Section 507(a) of the Bankruptcy Code. On August 27, 1999, the Indenture Trustee, pursuant to the absolute assignment of rents which was granted to the Indenture Trustee by ACBA under the First Mortgage and the Collateral Assignment of Lessor's Interest in the Operating Leases, asserts that it terminated the Partnership's license to, among other things, collect rents under the Operating Leases and asserted rights to $971,718 of the September Operating Leases payment. That amount was placed in an interest-bearing account at Summit Bank, N.A. (the "September Operating Leases Escrow Account") pending the court's determination of the Indenture Trustee's rights to such payments or stipulation of the Debtors and the Indenture Trustee. The Indenture Trustee asserted that the termination of the license granted by the Trustee to ACBA resulted in the September Operating Leases payment as well as all other payments under the Operating Leases being property of the Indenture Trustee. The Indenture Trustee further asserted that, at a minimum, the Operating Leases payments are its cash collateral. By Stipulation and Order dated December 21, 1999 (the "Global Stipulation") one-half of the funds in the September Operating Leases Payment Escrow Account were released to the Indenture Trustee. The balance of the funds in the September Operating Leases Payment in the Escrow Account are being held in the September Operating Leases Payment Escrow Account subject to the claims of the Indenture Trustee and ACBA thereto. Under the Global Stipulation, ACBA acknowledged that, at a minimum, all Operating Leases payments, including but not limited to the funds in the September Operating Leases Payment Escrow Account, constitute the Indenture Trustee's cash collateral. The Global Stipulation also provides for certain adequate protection payments to the Indenture Trustee equal to the amount of the Operating Leases Payments from and after January 1, 2000 and provided for the Indenture Trustee to pay a portion of each monthly Operating Leases payment from and after January 1, 2000 to ACBA for certain court approved budgeted operating expenses of ACBA and court approved fees and expenses of court appointed professionals of ACBA, as well as the payment of the Indenture Trustee's fees and expenses (including but not limited to the fees and expenses of its counsel and agents). The amount held by the Indenture Trustee on the Effective Date after payment of such ACBA budgeted expenses, ACBA professional fees and expenses and the Indenture Trustee's fees and expenses is the Indenture Trustee Cash. The Indenture Trustee commenced an adversary proceeding on July 6, 2000 (the "ACBA Adversary Proceeding") to determine that the amounts in the September Operating Leases Escrow Account and all payments under the Operating Leases are property of the Indenture Trustee. Under the Plan whether or not the September Operating Leases Payment and all payments under the Operating Leases are property of the Indenture Trustee or its cash collateral such amounts will be released to the Indenture Trustee and distributed to the holders of the First Mortgage Notes in respect of their Secured Claims. That settlement, the approval of which is sought by this Plan, has not yet been approved by the Court.

Administrative Office Building/People Mover Motion

         By verified application (the "AOB Motion") dated March 9, 2000, the Debtors filed a motion joined by Greate Bay Hotel and Casino, Inc. ("GBHC"), seeking authorization to sell the Administrative Office Building. GBHC is the owner of the real and personal property which constitutes the Sands Hotel & Casino (the "Sands") and was at the time also subject to a bankruptcy case in the Bankruptcy Court. The Indenture Trustee and certain Noteholders opposed the AOB Motion. By order dated April 3, 2000, the Bankruptcy Court approved the AOB Motion over the Indenture Trustee's objection but only after the establishment of the AOB Escrow Account (as defined below.) No appeal was taken.

         The AOB Motion also involved the assumption by both GBHC and CPPI of a certain Brighton Park Improvements Agreement (the "Improvements Agreement") the subject matter of which involves the so- called "People Mover". The People Mover, completed in 1988, is a 560 foot long one-way elevated walkway system connecting the Atlantic City Boardwalk to the Sands and the Claridge Casinos. Under the Improvements Agreement, CPPI paid rent to GBHC of $600,000 per year (i.e., $50,000 per month) in addition to funding half of the People Mover's operating costs. In order to construct the People Mover, CPPI, GBHC and the City of Atlantic City also entered into the Brighton Park Development Agreement (together with the Improvement Agreement, the "Brighton Park Agreements") which obligated GBHC and CPPI to renovate Brighton Park, Atlantic City and maintain certain improvements thereto.

         Pursuant to the AOB Motion, and as approved by the Bankruptcy Court, ACBA sold the Administrative Office Building to GBHC for a purchase price of $3,500,000 (the "AOB Purchase Price"), payable $1,500,000 at closing with the balance payable in equal $50,000 monthly payments over forty months. In connection therewith, both CPPI and GBHC assumed the Brighton Park Agreements pursuant to Section 365 of the Bankruptcy Code, as modified to provide for, among other things, a rent abatement of the $50,000 per month otherwise payable by CPPI under the Improvements Agreement. The abatement runs for the first 40 months after the closing and is designed to, in effect, offset GBHC's obligation to pay $50,000 per month for the balance of the Purchase Price (i.e., the $50,000 per month deferred purchase price payable by GBHC to CPPI over the next forty (40) months will be set off against CPPI's obligation to pay rent equal to $50,000 per month to GBHC under the Improvement Agreement over the same next forty (40) months). Following the fortieth month, CPPI's rent requirement will be reduced to $20,000 per month.

         Under the Park Place Purchase Agreement, the right to receive these deferred payments from GBHC will be transferred and assigned to Park Place if the Plan is confirmed and the Park Place Purchase Agreement closes.

         As part of the AOB Motion Order, the Bankruptcy Court directed that the $1,500,000 cash portion of the AOB Purchase Price be held by Summit Bank, N.A., as escrow agent for the Indenture Trustee in an interest bearing escrow account (the "AOB Escrow Account") pending further order of the Court. If the Plan is confirmed, these monies will be released to the Indenture Trustee and distributed ratably to the holders of the First Mortgage Notes.

Bar Dates and Notice Thereof

         The Bankruptcy Court, pursuant to Bankruptcy Rule 3003(c)(3), fixed February 28, 2000 as the final date to file proofs of claim or interest in the Claridge Debtors' Chapter 11 cases (the "Bar Date").

         The holder of any Claim that is not scheduled by the Claridge Debtors or is scheduled as disputed, contingent or unliquidated and who has failed or fails to file a proof of claim or interest on or before the Bar Date or any other bar date fixed by order of the Bankruptcy Court, as applicable, will be forever barred, estopped and enjoined from (a) asserting any and all Claims that such holder possesses against the Claridge Debtors and (b) voting upon, or receiving distributions under, the Plan.

                     DESCRIPTION OF CHAPTER 11 CASE OF ACBA

Chapter 11 Filings

         On October 5, 1999, ACBA filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code.

         As of the date of this Disclosure Statement, ACBA has operated and intends to continue to operate as debtor in possession with the protection of the Bankruptcy Court. The Bankruptcy Court has certain supervisory powers over ACBA's operations during the Chapter 11 case. ACBA is authorized to operate in the ordinary course of business; any transactions that are out of the ordinary course of business require the Bankruptcy Court's approval.

         One immediate effect of the commencement of the Chapter 11 case is the imposition of the automatic stay under Bankruptcy Code which, with limited exceptions, enjoins the commencement or continuation of all collection efforts by creditors, enforcement of liens against ACBA and litigation against ACBA. This injunction remains in effect unless modified or lifted by order of the Bankruptcy Court.

First Day Orders

         Following the filing of ACBA's petition on October 5, 1999, ACBA sought various relief from the Bankruptcy Court with respect to the continued operation of its business, including the payment of its post- petition expenses, certain pre-petition claims and use of cash collateral. The First Mortgage Note Indenture Trustee objected to the relief sought by ACBA. The bankruptcy court, by an Interim Order Authorizing Use of Cash Collateral entered November 9, 1999 (the "ACBA Cash Collateral Order"), authorized ACBA to pay certain pre-petition expenses with funds received from CPPI pursuant to the bankruptcy court's Third Interim Order authorizing Use of Cash Collateral entered in CPPI's bankruptcy case on or about October 5, 1999. The ACBA Cash Collateral Order further authorized ACBA to use cash collateral received from CPPI for payment of its general and administrative post-petition expenses for the months of October, November and December 1999 in accordance with a budget approved by the bankruptcy court. The ACBA Cash Collateral Order provided the First Mortgage
Note Indenture Trustee with various rights and remedies as adequate protection of its interests in connection with ACBA's use of its cash collateral.

         ACBA subsequently agreed to consent to the entry of the Global Stipulation which was entered by the Bankruptcy Court on December 21, 1999, that provides for the payment of ACBA's court approved operating expense budget and fees and expenses of ACBA's professionals and settles certain controversies with the First Mortgage Note Indenture Trustee regarding cash collateral and the validity, extent and priority of certain liens on ACBA's assets asserted by the Indenture Trustee and acknowledges the Indenture Trustee's rights in and released with prejudice to the Indenture Trustee $329,000 of cash transferred to the Indenture Trustee prior to the ACBA Filing Date, in addition to one-half the funds in the September Operating Leases Escrow Account and ongoing Operating Leases payments. Any balance of these funds held by the Indenture Trustee may be applied only to pay the fees and expenses of its counsel and agents and may not be distributed to the Noteholders or the Debtors except by court order or pursuant to a plan of reorganization. The Indenture Trustee has asserted that these funds are property of the Indenture Trustee for the benefit of itself and the holders of the First Mortgage Notes and to the extent not used should be paid to the holders of the First Mortgage Notes along with the funds remaining in the September Operating Leases Escrow Account. ACBA maintains that the Operating Lease payments are property of ACBA but has acknowledged in the Global Stipulation that at a minimum they are the cash collateral of the Indenture Trustee. The Plan provides for a settlement of this dispute pursuant to which these monies will be made available for distribution to the holders of the First Mortgage Notes in regard of their Secured Claims.

Bar Dates and Notice Thereof

         The Bar Date in ACBA's Chapter 11 case is February 28, 2000. The holder of any Claim that is not scheduled by ACBA or is scheduled as disputed, contingent or unliquidated and who has failed or fails to file a proof of claim or interest on or before the Bar Date or any other bar date fixed by order of the Bankruptcy Court, as applicable, will be forever barred, estopped and enjoined from (a) asserting any and all Claims that such holder possesses against ACBA and (b) voting upon, or receiving distributions under, the Plan.


                               SUMMARY OF THE PLAN

         THE FOLLOWING IS A SUMMARY OF CERTAIN SIGNIFICANT PROVISIONS OF THE PLAN. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION SET FORTH IN THE PLAN WHICH IS ATTACHED TO THIS DISCLOSURE STATEMENT AS APPENDIX A. TO THE EXTENT THAT THE TERMS OF THIS DISCLOSURE STATEMENT VARY FROM THE TERMS OF THE PLAN, THE TERMS OF THE PLAN SHALL BE CONTROLLING.

         The Debtors believe that under the Plan, holders of Claims entitled to accept or otherwise reject the Plan will obtain a recovery with a value that is in excess of what otherwise would be recovered by such holders if the assets of the Debtors were liquidated under Chapter 7. See "Acceptance And Confirmation Of The Plan -- Best Interests Test." General

         Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of itself and its creditors and stockholders. Upon the filing of a petition for relief under Chapter 11, Section 362 of the Bankruptcy Code generally provides for an automatic stay of all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor's case under Chapter 11 or that otherwise interfere with the debtors' property or business.

         Formulation of a plan of reorganization is the principal objective of a Chapter 11 reorganization case. In general, a Chapter 11 plan of reorganization
(i) divides claims and equity interests into separate classes, (ii) specifies the property or distributions that each class is to receive under the plan and
(iii) contains other provisions necessary to the reorganization of the debtor. Chapter 11 does not require each holder of a claim or interest to vote in favor of the plan of reorganization in order for the bankruptcy court to confirm the plan. However, a plan of reorganization must be accepted by the holders of at least one impaired class of claims without considering the votes of Insiders (as defined in Section 101(31) of the Bankruptcy Code). Generally, a claim or interest that will not be repaid in full, or as to which legal, equitable or contractual rights are altered, is impaired. A holder of an impaired claim or interest that will receive a distribution under a plan of reorganization is entitled to vote to accept or reject the plan.

         Distributions to be made under the Plan will be made on the Effective Date or as soon thereafter as is practicable, or at such other time or times specified in the Plan.

Voting on the Plan

         Holders of Claims Entitled to Vote

         As more fully described below, the Plan designates fourteen separate classes of Claims and Interests. See "Summary Of The Plan -- Classification and Treatment of Claims and Interests Under the Plan." Only classes that are impaired under the Plan, but that are not deemed to have rejected the Plan as a matter of law, are entitled to vote to accept or reject the Plan. Generally, a class of claims or interests is considered to be unimpaired under a plan of reorganization if the plan or reorganization does not alter the legal, equitable and contractual rights of the holders of such claims or interests. Under the Bankruptcy Code, holders of claims in an unimpaired class are conclusively presumed to have accepted a plan and are not entitled to vote to accept or reject a plan.

         The Claims in classes 2A, 2B, 2C, 3, 4, 5, 6, 7B, 7C, 8 and 9 are impaired under the Plan, are receiving distributions under the Plan and, therefore, the holders of Allowed Claims in these classes are entitled to vote to accept or reject the Plan.

         The Claims in classes 10 and 11 and the Interests in classes 12 and 14 are impaired, do not receive or retain any property under the Plan and are deemed to reject the Plan. Holders of these Claims and Interests will not be solicited for votes.

         The Claims in classes 1 and 7A and the Interests in class 13 are not impaired under the Plan and are conclusively deemed to accept the Plan. Holders of these Claims and Interests will not be solicited for votes.

         Vote Required for Class Acceptance

         The Bankruptcy Court will determine whether sufficient acceptances have been received to confirm the Plan. Classes 2A, 2B, 2C, 3, 4, 5, 6, 7B, 7C, 8 and 9 will be deemed to accept the Plan if the holders of Claims in these classes casting votes accepting the Plan hold at least two-thirds in dollar amount and more than one-half in number of the Claims of the holders in these classes who cast votes with respect to the Plan. Because classes 11 and 12 will not receive any distribution under the Plan and thus will be conclusively presumed to have rejected the Plan as a matter of law, the Debtors must request that the Bankruptcy Court confirm the Plan pursuant to Section 1129(b) of the Bankruptcy Code.

         In order for the Plan to be confirmed, among other requirements, at least one class of impaired Claims as to each Debtor determined without including any acceptances of the Plan by any Insider, must have accepted the Plan. If at least one of the classes of Claims as to each Debtor does not vote to accept the Plan, the Debtors will request the Bankruptcy Court to confirm the Plan under Section 1129(b) of the Bankruptcy Code.

         The Plan does not contemplate the substantive consolidation of the three Debtors' estates. For the Plan to be confirmed as to Debtors the Debtors must show at the confirmation hearing that the requirements of the Bankruptcy Code, most notably Section 1129 of the Bankruptcy Code, have been satisfied for each Debtor. Among other things, each Class of claims and Interest asserted against each Debtor must either vote to accept the Plan or, absent that, the Debtors must be able to show that as to the particular Debtor that the cram-down requirements contained in Section 1129(b) of the Bankruptcy Code have been satisfied.

Park Place Purchase Agreement

         Pursuant to the Park Place Purchase Agreement, ACBA and CPPI (collectively, ACBA and CPPI are referred to as the "Seller" under the Park Place Purchase Agreement) are conveying their interests in the land, buildings, improvements, personal property, and intangible property relating to the Claridge Hotel and Casino and the appurtenant parking Facilities to Park Place for $65,000,000. A copy of the Park Place Purchase Agreement is annexed to the Plan as Exhibit "A." Included in the property being transferred is $7,000,000 of cash. The closing is scheduled to occur 30 days following the entry of the Confirmation Order. Below is a summary of the transaction.

         Down Payment

         Park Place has paid a $1,000,000 down payment as provided for in the Park Place Purchase Agreement. The deposit is held by Commonwealth Land Title Insurance Company in an interest bearing account. The interest earned on the down payment will be applied towards the payment of the purchase price and will go to the party entitled to receive the down payment.

         Closing Conditions

         The closing cannot occur until all of the following conditions are either met or waived. NOTE THAT THERE IS NO FINANCING CONTINGENCY.

                  (i) LNA: Seller will (at its expense) provide Park Place with a Letter of Non-Applicability ("LNA") from the New Jersey Department of Environmental Protection evidencing that ISRA does not apply to this transaction. If the LNA is not obtained by the closing date, Park Place may terminate the Park Place Purchase Agreement and receive the down payment. If the LNA is not issued due to a material violation of existing environmental laws that was known to Seller on the date of the Park Place Purchase Agreement (unless if Seller reasonably thought any such violation would not cause the LNA to be denied), then in addition to the down payment, CPPI shall pay to Park Place all of its reasonable costs and expenses (including reasonable attorneys' fees) that Park Place incurred prior to closing. If CPPI is unable to obtain the LNA by the closing date despite diligent good faith efforts, ACBA and CPPI may extend the closing date for a reasonable period of time not to exceed 270 days from December 11, 2000 (the "Execution Date") the Execution Date. The Debtors do not believe that ISRA applies to this transaction and does not believe that Park Place will experience any difficulties in obtaining such a letter of non-applicability of ISRA from the New Jersey Department of Environmental Protection. In addition, a Phase I report has been requested and should be completed shortly.

                  (ii) Title Report: Park Place obtained a title report prior to the execution of the PPM Agreement. The closing date can be extended up to 60 days to cure title objections. If title objections are not removed during such extension period, either party may terminate the Park Place Purchase Agreement (ACBA's and CPPI's right to terminate is subject to acting in good faith to remove the title objections) and ACBA and CPPI shall pay the costs of the title search. The closing is also conditioned on Park Place receiving a title policy acceptable to Park Place in accordance with the Park Place Purchase Agreement.

                  (iii) Casino Control Commission Approval: The closing is conditioned on Park Place receiving a determination by the New Jersey Casino Commission that the consummation of the transaction by Park Place will not result in a violation of the "Undue Economic Concentration Standard". Park Place filed all required applications prior to execution of the Park Place Purchase Agreement. This condition automatically terminates on January 31, 2001. If this condition is not satisfied on or prior to January 31, 2001, Park Place may elect to terminate the Park Place Purchase Agreement by written notice delivered to

Seller no later than 5 p.m. January 31, 2001. If the Park Place Purchase Agreement is so terminated, Seller shall receive the down payment.

         Pursuant to a unanimous decision, the NJCCC determined that Park Place's acquisition of the Claridge would not result in "undue economic concentration" under Section 82e of the Casino Control Act and, therefore, granted Park Place's application subject to certain conditions. Those conditions related to a physical limitation being placed upon Park Place's future expansion in Atlantic City. Specifically, the "boundaries" outside of which Park Place would not be permitted to expand are the Dunes site and AC Hilton at the southwest end of the casino district, and Caesars, Park Place, and the Traymore site in the central Boardwalk. Park Place was requested to divest any existing properties and agree not to acquire any new properties outside the area between Roosevelt and Montpelier Avenues in the southwest, or outside Christopher Columbus Boulevard and Kentucky Avenue in the northeast. The Debtors understand that Park Place has expressed its willingness to accept the "boundaries" on development and to sell property outside the boundaries at fair market value to anyone assembling a parcel for casino development. In sum and substance, the proposed conditions would preclude Park Place from expanding to either of the two large, undeveloped, casino-zoned areas in Atlantic City -- the Marina District and the Urban Renewal Tract.

         With these limitations, the NJCCC stated as follows: "Based on the entire record of this hearing, we find that Park Place's acquisition of Claridge would not result in meaningful changes in the dynamics of the Atlantic City casino market, be they competitive forces, pricing policies, amenities available to the public, the availability of ancillary services to casino operations or any other elements of the economic environment or the stability of the market."

                  (iv) Bankruptcy Court Approval: The closing is conditioned on receipt of the Bankruptcy Court's approval of the Plan, including this transaction. If this condition is not satisfied within 270 days from December 11, 2000 (the date the down payment was collected) either party may terminate the Park Place Purchase Agreement and provided Park Place is not in default thereunder Park Place shall receive the down payment.

                  (v) HSR Act: The closing is conditioned on all filings and payments being made by both parties under the Hart-Scott-Rodino ("HSR") Antitrust Improvements Act of 1976, as amended, and the waiting period expiring. Park Place and the Claridge Debtors shall each pay one-half of all fees in connection with the HSR filings. If this condition is not satisfied by the closing, either party may terminate the Park Place Purchase Agreement and provided Park Place is not in default under the PPM Agreement Park Place shall receive the down payment.

         Transfer of Property; Assumption of Obligations

                  (i) Park Place is required to timely notify ACBA and CPPI what executory contracts and unexpired leases it wants the Debtors to assume and assign to Park Place. Annexed to the Plan as Exhibit "D" is a summary of these executory contracts and leases. Subject to ACBA's and CPPI's respective obligation to perform all of their obligations on all assumed contracts and leases in the ordinary course of business consistent with prior practice, Park Place is responsible for all obligations thereof from and after the respective petition dates of the bankruptcy cases of each Debtor. Failure by Park Place to notify ACBA and CPPI of what should be assumed results in Park Place being deemed to want CPPI and ACBA to assume all such contracts and leases.

                  (ii) CPPI and ACBA are required to assume, and Park Place is thereby obligated to assume, each of the following: (1) all executory contracts and unexpired leases executed after the Petition Date, (2) the Thermal Energy Services Agreement dated February 28, 1997 between CPPI and Thermal Energy Limited Partnership I as supplemented by a letter agreement dated February 28, 1997 and as amended by a first amendment dated April 24, 2000, (3) the employee agreements for Frank A. Bellis, Jr. Albert T. Britton, Jean I. Abbott, John R. Ceresani, Howard J. Klein, Glenn S. Lillie, Arthur M. Lucchesi, Laura L. Palazzo and Roy
A. Young (collectively, the "Employee Agreements"), (4) the FF&E Notes, (5) the Wraparound Note and (6) the Wraparound Mortgage.

                  (iii) Park Place's consent (not to be unreasonably withheld) is required for any new contract or any modification, extension, renewal or assumption (except automatic ones) of any existing lease or contract that will bind Park Place and either result in an obligation or liability to ACBA and CPPI of $100,000 or more or extend the term thereof for more than 12 months.

                  (iv) Park Place is not assuming any (1) liabilities incurred during the period between the Execution Date and the closing that are not in the ordinary course of business consistent with prior practice and (2) executory contracts and existing leases not designated (or not deemed to have been designated) by Park Place to be assumed.

         Due Diligence

                  (i) The business and property is being purchased by Park Place as-is.

                  (ii) Park Place may inspect the land and improvements at any time prior to the Closing.

                  (iii) Park Place has a 30 day inspection period to conduct a phase I environmental assessment, which may be extended for an additional 30 day period if additional testing is recommended. If the results of such assessment or testing are reasonably estimated to exceed in the aggregate $5,000,000 in either the owner's liability or the costs to remediate, Park Place may terminate the Park Place Purchase Agreement unless ACBA and CPPI agree to deduct the amount of such excess from the purchase price.

         Representations/Warranties/Covenants

                  (i) ACBA and CPPI make standard representations regarding due formation, power and authority, enforceability and FIRPTA. CPPI and ACBA also make other limited representations regarding violations of laws and regulations, employment contracts, condemnation, utilities and services, permits, and litigation. ACBA and CPPI also make certain covenants regarding employment contracts and maintenance of the property.

                  (ii) All representations are made as of the date of the Park Place Purchase Agreement. If any representations need to be modified in order to make them true and if any such modification results in a cost or liability to Park Place that reasonably is estimated to exceed $5,000,000, Park Place may terminate the Park Place Purchase Agreement unless CPPI and ACBA agree to deduct the amount of such excess from the purchase price. If such modification were known to CPPI and ACBA on the date of the Park Place Purchase Agreement and not disclosed to Park Place and the resulting cost or liability to Park Place exceeds $2,500,000, Park Place may terminate the Park Place Purchase Agreement unless CPPI and ACBA agree to deduct the amount of such excess from the purchase price.

         Adjustments

         All items of revenue, cost and expense of the business existing on or after the day of the closing are for the account of Park Place, exclusive of the following: (1) all promissory notes issued by ACBA, CPPI, the Corporation or any of their respective subsidiaries, affiliates, partners or shareholders (but excluding the FF&E Notes, the Wraparound Note and the Wraparound Mortgage which are being assumed by Park Place), (2) all cash in excess of $7,000,000, (3) property owned by tenants and guests, and (4) the existing leases and executory contracts that Park Place does not elect (or is not deemed to have elected) to assume. Thirty days after the closing, CPPI and ACBA will deliver to Park Place a Statement of the closing net non-cash working capital of the business, as such term is defined and specified in the Park Place Purchase Agreement, as of

5:59 a.m. on the day of the closing. If the parties do not agree on the amount within 45 days after the closing, the Bankruptcy Court shall determine the amount. If the closing net non-cash working capital exceeds the June 30, 2000 amount of ($4,949,000), Park Place will pay CPPI and ACBA the excess within two business days after the determination of the amount; if there is a deficiency, CPPI and ACBA will pay Park Place such amount within the same two (2) business day period. As described, supra, if negative adjustments do occur it may reduce the recovery to Noteholders in respect of their secured claims. Because this will increase the amount of the Noteholders' deficiency claims, the recovery to other unsecured creditors could also be negatively impacted.

         Expenses

         ACBA and CPPI will pay for preparation of the deed. Park Place will pay for all searches, title insurance premiums, survey costs and recording fees. The New Jersey transfer taxes and other fees will be exempted under the Confirmation Order. U.S. Bancorp Libra is owed a commission and will be paid in accordance with the terms of the Bankruptcy Court order approving their retention. Based upon the formula in its engagement letter, U.S. Bancorp Libra is entitled to a fee of approximately $1.3 million if the agreement with Park Place closes. This fee will be paid by the Debtors and is not being assumed by Park Place. This fee must be approved by the Court.

         Defaults

         If Park Place defaults after being given notice and an opportunity to cure, CPPI and ACBA may terminate the Park Place Purchase Agreement and receive the down payment and may exercise any other remedy available to CPPI and ACBA with a damages cap of $18,000,000. If CPPI or ACBA default after being given notice and opportunity to cure, Park Place may either (1) terminate the Park Place Purchase Agreement and receive the down payment, or (2) sue for specific performance.

         Employment Contracts

         Prior to closing CPPI will not enter into any employment contracts with existing employees nor will it increase any such employees existing compensation except for annual merit or longevity increases not to exceed 10% of annual compensation. However, CPPI can extend the Employee Agreements and provide retention bonuses for key employees in accordance with the motion filed with the Bankruptcy Court. Park Place is taking title to the Park Place Property subject to and will honor all union contracts, employment contracts, and severance as provided in the Park Place Purchase Agreement. CPPI will be responsible for the retention bonus approved by the Bankruptcy Court.

Description of Park Place

         Park Place (either directly or through affiliates) is the holder of approximately forty (40%) percent of the First Mortgage Notes. The Debtors understand that Park Place (or its affiliates) recently acquired all or substantially all of the First Mortgage Notes owned by the Icahn Interests. Subject to closing of the Park Place Purchase Agreement, Park Place has agreed to ear-mark its distribution upon $2,500,000 of its First Mortgage Notes to the holders of the Allowed Class 3, 4 and 5 claims.

         Park Place is the largest and most diversified gaming company in the world. With $7.4 billion in assets and $3.7 billion in equity as of September 30, 1999, Park Place has a strong balance sheet and carries an investment grade credit rating. As shown in the financial disclosures included herein, Park Place has enjoyed tremendous success in operating highly profitable hotels and casinos worldwide. The most recent publicly filed financial statements and press release filed in October, 2000 contain additional information related to the strength of Park Place. Park Place is currently the only gaming company with a significant presence in each of Nevada, New Jersey and Mississippi, the three largest U.S. gaming markets. With

65,000 employees, approximately 2 million square feet of gaming space and over 28,000 rooms (not including myriad restaurants, showrooms, convention spaces, nightclubs, bars, shops, sports and health spa facilities). Park Place has extensive experience in the management of gaming resorts and hotels.

         Park Place operates its properties as a collection of premier brand names that includes Bally's, Caesars, Flamingo, Grand, Hilton and Conrad. Each is a leader in its distinct market and carries significant customer loyalty and recognition. Through the various brands, Park Place expertly addresses various customer segments while maintaining the integrity of each brand. Park Place understands each market and knows how to cater to all of these segments, from the highest of high rollers to the middle market slot customer. Park Place believes that its casino hotels are leading establishments with respect to location, size, facilities, physical condition, quality and variety of services offered in the areas in which they are located. Its geographic diversification and multi-sourced revenue streams provide Park Place with unparalleled financial stability. Its leading properties across the country and around the world provide insulation from the vagaries of regional economies, providing more stable and predictable income and cash flows than those of non-diversified gaming companies. Additionally, geographic diversification permits Park Place to borrow more capital at lower rates.

         Park Place was incorporated as a Delaware corporation in June 1998. In its first year as an independent company, Park Place established itself as the industry leader with an impressive list of accomplishments. On December 31, 1998, Hilton Hotels Corporation ("Hilton") completed the transfer of the operations, assets and liabilities of substantially all of its gaming business to Park Place (the "Hilton Spin-off"). The Hilton Spin-off provided Park Place with a diversified asset profile with gaming properties in New Jersey, Nevada, Louisiana, Australia and Uruguay. Immediately following the Hilton Spin-off, Park Place acquired, through merger, the Mississippi gaming business of Grand Casinos, Inc. ("Grand"). On September 1, 1999, Park Place opened the Paris Casino Resort in Las Vegas, Nevada.

         On December 29 1999, Park Place completed the acquisition of all of the outstanding stock of Caesars World, Inc. ("Caesars"), a wholly owned subsidiary of Starwood Hotels and Resorts Worldwide, Inc. (the "Caesars Acquisition") for a purchase price of $3 billion. The Caesars Acquisition provided Park Place with additional gaming resorts in Nevada, Mississippi and New Jersey, as well as three other domestic and five international properties. The combined Park Place and Caesars revenues for the latest twelve (12) months ending June 30, 1999 were $4.3 billion and EBITDA was $1 billion.

         Park Place currently owns, manages, or has an interest in 28 gaming properties.

Classification and Treatment of Claims and Interests Under The Plan

         General

         The Bankruptcy Code requires that a plan of reorganization classify the claims of a debtor's creditors and the interests of its equity holders. The Bankruptcy Code also provides that, except for certain claims classified for administrative convenience, a plan of reorganization may place a claim or interest of a creditor or equity holder in a particular class only if such claim or interest is substantially similar to the other claims or interests of such class.

         Except to the extent that modification of classification in the Plan adversely affects the treatment of a holder of a Claim and requires resolicitation, acceptance of the Plan by any holder of a Claim pursuant to this solicitation will be deemed to be a consent to the Plan's treatment of such holder regardless of the class as to which such holder is ultimately deemed to be a member.

         The Bankruptcy Code also requires that a plan of reorganization provide the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agrees to a less favorable treatment of its claim or interest. The Debtors believe that they have complied with the standard of 1122, equal treatment.

         Indenture Fees and Expense

         The Indenture Trustee's fees and expenses to the extent they have not been paid from adequate protection payments received by the Indenture Trustee and applied in accordance with the Indenture will be paid in full on the Effective Date. The Indenture Trustee has through January 15, 2001 paid fees and expenses that were incurred through earlier dates of approximately $1,400,000 in these Chapter 11 cases and has incurred additional amounts which have not been billed to date and expects to incur additional fees and expenses in the future. The Indenture Trustee's claims for fees and expenses are secured by virtually all of the assets of the Debtors. Pursuant to the First Mortgage Note Indenture and the Collateral Trust Agreement, the Indenture Trustee is entitled to be paid its fees and expenses prior to any distribution to the holders of the First Mortgage Notes. The First Mortgage Noteholders agreed that the Indenture Trustee shall have a prior lien on the Collateral for payment of its fees and expenses. Accordingly, the payments to the Indenture Trustee of its fees and expenses pursuant to the cash collateral orders and the Global Stipulation from the adequate protection payments gives effect to such rights to priority of payment and lien. In the event that the claims of the Indenture Trustee for its fees and expenses are not paid in full it will assert its lien rights against the distributions to be made to Noteholders in respect of the Noteholder Claims pursuant to the Plan.

         Administrative Expense Claims

         Administrative Expense Claims consist of the actual and necessary expenses incurred during the Chapter 11 cases. Such expenses include costs incurred in the operation of the Debtors' business after the commencement of Chapter 11 cases, the actual, reasonable fees and expenses of professionals retained by the Debtors and any committee appointed in the Chapter 11 cases, post-petition taxes, if any, and certain other obligations arising after the commencement of the Chapter 11 cases, including, fees and expenses to be incurred by the Claridge Debtors and by ACBA and its general partners in connection with the dissolution or winding-up of the affairs of the three (3) Debtors following the Effective Date. The Debtors administrative expenses have been paid on an ongoing basis during the pendency of these cases. Assuming that neither significant litigation nor objections are filed with respect to the Plan and assuming the Plan is confirmed on or around May 31, 2001, the Debtors estimate that the unpaid Administrative Expense Claims on the Effective Date of professionals for the Debtors and any committee appointed pursuant to Section 1102 of the Bankruptcy Code, will not exceed approximately $2.5 million. Such amount also includes the statutory fees payable to the United States Trustee, which the Debtors estimate should not exceed $50,000 and commissions due to U.S. Bancorp Libra in connection with any sale transaction approved under the Plan. Based upon the formula in its engagement letter U.S. Bancorp Libra is entitled to a fee of approximately $1.3 million if the agreement in the Park Place Purchase Agreement closes. This fee will be paid by the Debtors and is not being assumed by Park Place. This fee must be approved by the Court. The amount of fees paid on the Effective Date will be reduced by any payments previously made from retainers held by such professionals or court approved budgets in accordance with court orders in the Debtors' cases. As of December 31, 2000 a total of $2,900,000 has been paid to court appointed professionals for the Debtors and the two Committees and the Debtors owed approximately $1,600,000 in additional fees and expenses to such professionals. This amount does not include fees and expenses incurred by the Indenture Trustee and its professionals. Park Place has also agreed to pay court approved severance owed by Claridge Debtors to certain members of management. You should be aware that certain of the Icahn Interests have filed an appeal of the Court's decision. If the Icahn Interests are successful in prosecuting the appeal, the

Claridge Debtors may be forced to pay such severance and other related obligations to members of management in respect of certain pre-petition agreements as an administrative or unsecured claim. In addition, it is possible that the Claridge Debtors could be forced to pay additional monies to these individuals or retain new management at significantly greater expense. You should also be aware that any disruption in management could negatively impact upon operations and/or trigger an event of default under the Park Place Purchase Agreement. It is unclear whether the Icahn Interests intend to pursue the appeal.

         Allowed Administrative Expense Claims (other than Claims for compensation and reimbursement of expenses of professionals) will be paid in full, in cash, on the Effective Date, or, if such Claim becomes Allowed after the Effective Date, within five (5) days after such Claim becomes Allowed. Any fees due and owing to the United States Trustee shall be paid in full on the Effective Date, or as soon thereafter as practicable. All requests by professionals for final allowance of compensation and reimbursement of expenses accrued as of the Effective Date must be filed with the Bankruptcy Court within sixty (60) days of the Effective Date and will be paid within five (5) days after such Claims become Allowed. The estimated amount of unpaid fees and expenses of professionals as of the Effective Date will be deposited by the Debtors in Fee Claim Reserve on the Effective Date. Such escrowed funds shall be used to pay Allowed Administrative Expense Claims of professionals and any funds remaining after making all such payments shall be deposited in the Distribution Reserve. The source of funding to satisfy Administrative Expense Claims asserted against the Debtors' Estates shall be from the Unencumbered CPPI Cash as of the Effective Date.

         Administrative Expense Claims of the Debtors arising in the ordinary course of the operation of the Debtors' business, to the extent not due and payable upon the Effective Date, shall be assumed by the Park Place to the same extent as the Debtors may have been liable or responsible for such obligations prior to the Effective Date and shall be satisfied by Park Place as and when such Claims become due and payable in accordance with their terms. This amount totaled approximately $16.2 million as of June 30, 2000, and it is expected to remain at or around that level as of an assumed closing date of May 31, 2001.

         Priority Tax Claims

         A Priority Tax Claim is any Claim against the Debtors of the type specified in Section 507(a)(8) of the Bankruptcy Code. These Claims consist of certain unsecured Claims of governmental units for taxes. The Claridge Debtors estimate that Allowed Priority Tax Claims were $80,000, in the aggregate, as of the Filing Date.

         Each holder of an Allowed Priority Tax Claim asserted against the Claridge Debtors arising in the ordinary course of the Claridge Debtors' Chapter 11 Cases shall be paid the full amount of such Allowed Priority Tax Claim, in cash from the Unencumbered CPPI Cash, on the later of (i) the Effective Date (or as soon thereafter as is practicable) or (ii) the first Business Day after such Claim becomes an Allowed Claim (or as soon thereafter as is practicable). The Debtors estimate that Priority Tax Claims were approximately $80,000, in the aggregate, as of the Filing Date.

         Class 1 -- Priority Claims

         Class 1 consists of all Claims arising on or prior to the Filing Date which are entitled to priority status in accordance with Section 507(a) of the Bankruptcy Code, other than Administrative Expense Claims and Priority Tax Claims.

         Each holder of an Allowed Priority Claim shall be paid the Allowed amount of such Claim, including all applicable interest and other charges to which the Holder of such Allowed Priority Claim may be entitled under applicable law or contract, to the extent permitted under the applicable provision of section 507(a), in cash, on the later of: (a) the Effective Date (or as soon thereafter as is practicable) and (b) the first Business Day after such Claim becomes an Allowed Claim (or as soon thereafter as is practicable). Based upon current information, the Debtors do not believe that there are any holders of Allowed Priority Claims in Class 1.

         Class 2 -- First Mortgage Note Secured Claims

         Class 2 consists of all Claims against the Debtors under the CPPI Guaranty, the First Mortgage, the First Mortgage Notes Indenture, the First Mortgage Notes or the Security Documents. The First Mortgage Note Secured Claims are secured to the extent of the value of the collateral securing the First Mortgage Notes. The Claridge Debtors estimate that the principal amount of the First Mortgage Note Secured Claims was approximately $90,500,000 (including accrued interest of $5,500,000), in the aggregate, as of the Filing Date. No payment will be made to any Noteholders in respect of any post-petition accrued and/or unpaid interest on the First Mortgage Note Claims. Class 2 is impaired.

         You are asked to vote to accept or reject your treatment in each of classes 2A, 2B and 2C. Your distribution in Class 2A, 2B and 2C will be equal to the Allowed Amount of your secured claim against the respective Debtor entity. With respect to ACBA, you will receive ACBA's allocation of the Purchase Price (i.e., the ACBA Purchase Price Allocation) and the ACBA/Indenture Trustee Cash (i.e., the monies in the AOB Escrow Account, the September Operating Lease Payment Account and the Indenture Trustee Cash). With respect to CPPI, you will receive CPPI's allocation of the Park Place Purchase Price (i.e., the CPPI Purchase Price Allocation) and the CPPI Encumbered Cash (i.e., generally the cash on hand of the Debtors less $9,800,000 deemed unencumbered and less $7,000,000 in cash being transferred to Park Place under the Park Place Purchase Agreement). As for the Corporation, the Plan provides that the stock of CPPI on which the Indenture Trustee has a lien will be transferred to the First Mortgage Liquidating Trust and the First Mortgage Noteholders. The First Mortgage Noteholders will also receive the Net Proceeds from the sale of any of the Corporation's assets that are subject to the Indenture Trustee's liens. The Debtors estimate such property is of de minimus value and you should not expect to receive any distribution on account of your Secured Claim against the Corporation other than the stock of CPPI to be transferred to the First Mortgage Liquidating Trustee. Based upon the estimates provided by the Indenture Trustee, after payment of ACBA court approved budgeted expenses, court approved fees and expenses of ACBA's professionals and the Indenture Trustee fees and expenses, including the Indenture Trustee's professionals, in the aggregate, holders of First Mortgage Notes should receive in respect of their Secured Claims against the Debtors the following:

                  $65,000,000       Park Place Purchase Price

                  $10,200,000       Encumbered CPPI Cash

                  $3,000,000        ACBA/Indenture Trustee Cash

                  ($7,000,000)      Cash to be Transferred to Park Place
                  -----------
                  $71,200,000       (Estimated)

         This amounts, on a percentage basis, to an approximately seventy-nine (79%) percent recovery upon the Noteholders' secured claims. The Noteholders deficiency claim (that is, the total allowed amount of their claim less the monies paid upon their secured claim) will equal approximately $20,000,000. In addition, as discussed below, the Noteholders will also receive a recovery of approximately $4,000,000 as their deficiency claim making the aggregate recovery of $75,200,000 or 83% of the total claim of $90,500,000. Under the Plan, in the aggregate, it is expected that the Noteholders will receive an 88.47% recovery based upon $85,000,000 of the outstanding principal amount of the Notes. This is just an estimate of the recovery for Noteholders on their secured claims. The actual recovery may be more or less depending upon a variety of factors including the timing of the Effective Date and the result of the Claridge Debtors' operations through such date. The amount of the ACBA/Indenture Trustee Cash is also subject to the actual expenses of ACBA and of the ACBA fees and expenses of its court appointed professionals and of the Indenture Trustee.

         Class 3 -- General Corporation Claims

         Class 3 consists of all unsecured Claims against the Corporation arising on or prior to the Filing Date other than Administrative Expense Claims, Priority Tax Claims, Priority Claims, First Mortgage Note Claims (in Classes 2 and 7) and Intercompany Claims. General Corporation Claims consist of trade obligations and miscellaneous unsecured Claims against the Corporation. The Debtors estimate that General Corporation Claims were approximately $1,000, in the aggregate, as of the Filing Date.

         Under the Plan, in full satisfaction of your Allowed Claim, you will receive a pro rata distribution of the Unsecured Creditor Unencumbered Cash Distribution. Generally, this means you will share with the Deficiency Claims asserted by the holders of the First Mortgage Notes in the sum of (x) $9,800,000 of "cage cash" which the Plan treats as not subject to the Indenture Trustee's liens, less (y) payment of an estimated $5,000,000, in aggregate of, professional fees, administration expenses not assumed by Park Place, Priority Tax and other Priority Claims, and Post-Confirmation Wind Down Expenses. Assuming the holders of the First Mortgage Notes assert a $20,000,000 deficiency claim, this means that approximately $1,000,000 will be available to fund a pro rata distribution to the holders of the Allowed Class 3, 4, and 5 Claims. In addition, if the Plan is confirmed and the Park Place Purchase Agreement closes, Park Place has agreed to make available to holders of Allowed Class 3, 4, and 5 Claims the distribution Park Place would otherwise receive on account of approximately $2,500,000 of First Mortgage Note it holds. If, in the aggregate, holders of First Mortgage Notes are to receive an 83% distribution (as the Debtors estimate), an additional $2,075,000 will be available to fund distributions to holders of Allowed Class 3, 4, and 5 claims. Assuming the Park Place Purchase Agreement closes, all told, the Debtors project that approximately $3,075,000, in the aggregate, will be available to pay approximately $5,000,000 of unsecured claims, or a sixty-one and one-half percent (61 1/2%) distribution.

         The claims resolution process has not yet concluded and it is possible that the aggregate amount of such claims may be more or less than the Debtors' present estimates of $5,000,000 for all Allowed Class 3, 4 and 5 Claims. You should be aware that if the aggregate amount of Allowed Claims in Classes 3, 4 and 5 exceed the $5,000,000, holders of such claims may receive less than the anticipated 61 1/2% return the Debtors are now estimating as their recovery. Conversely, if the aggregate amount is less than the $5,000,000 holders of such claims may receive more.

         Class 4 -- General CPPI Claims

         Class 4 consists of all General CPPI Claims. General CPPI Claims consist of trade obligations and miscellaneous unsecured Claims against CPPI.

         In the aggregate, the Claridge Debtors estimate that General CPPI Claims, other than claims asserted by certain personal injury and casualty claimants, equals less than $4.5 million as of the Filing Date. Of this amount, the IRS has asserted a Claim of approximately $533,000 relating to certain Claims arising under a settlement agreement entered into regarding payment of 1990 and 1991 taxes and the National Labor Relations Board has asserted a claim of $49,000. In addition, certain individuals as of the Filing

Date have asserted Claims against CPPI relating to personal injuries and property casualty they allegedly may have sustained during visits to the Casino. Based upon a review of its books and records, the aggregate amount of such asserted Claims, not otherwise covered by applicable insurance, is a maximum potential aggregate liability, in the Debtors judgment, of approximately $1.1 million. The Debtors believe that they have ample excess and umbrella insurance coverage from which to satisfy any significant awards entered against the Debtors. Unless compromised and allowed by order of the Bankruptcy Court, all such Claims will be deemed disputed as of the Effective Date and shall receive distribution when and to the extent provided in the Plan.

         Under the Plan, in full satisfaction of your Allowed Claim, you will receive a pro rata distribution of the Unsecured Creditor Unencumbered Cash Distribution. Generally, this means you will share with the Deficiency Claims asserted by the holders of the First Mortgage Notes in the sum of (x) $9,800,000 of "cage cash" which the Plan treats as not subject to the Indenture Trustee's liens, less (y) payment of an estimated $5,000,000, in aggregate of, professional fees, administration expenses not assumed by Park Place, Priority Tax and other Priority Claims, and Post-Confirmation Wind Down Expenses. Assuming the holders of the First Mortgage Notes assert a $20,000,000 deficiency claim, this means that approximately $1,000,000 will be available to fund a pro rata distribution to the holders of the Allowed Class 3, 4 and 5 Claims. In addition, if the Plan is confirmed and the Park Place Purchase Agreement closes, Park Place has agreed to make available to holders of Allowed Class 3, 4 and 5 Claims the distribution Park Place would otherwise receive on account of approximately $2,500,000 of First Mortgage Note it holds. If, in the aggregate, holders of First Mortgage Notes are to receive an 83% distribution (as the Debtors estimate), an additional $2,075,000 will be available to fund distributions to holders of Allowed Class 3, 4 and 5 claims. Assuming the Park Place Purchase Agreement closes, all told, the Debtors project that approximately $3,075,000, in the aggregate, will be available to pay approximately $5,000,000 of unsecured claims, or a sixty-one and one-half percent (61 1/2%) distribution.

         Class 5 -- General ACBA Claims

         Under the Plan, in full satisfaction of your Allowed Claim, you will receive a pro rata distribution of the Unsecured Creditor Unencumbered Cash Distribution. Generally, this means you will share with the Deficiency Claims asserted by the holders of the First Mortgage Notes in the sum of (x) $9,800,000 of "cage cash" which the Plan treats as not subject to the Indenture Trustee's liens, less (y) payment of an estimated $5,000,000, in aggregate of, professional fees, administration expenses not assumed by Park Place, Priority Tax and other Priority Claims, and Post-Confirmation Wind Down Expenses. Assuming the holders of the First Mortgage Notes assert a $20,000,000 deficiency claim, this means that approximately $1,000,000 will be available to fund a pro rata distribution to the holders of the Allowed Class 3, 4 and 5 Claims. In addition, if the Plan is confirmed and the Park Place Purchase Agreement closes, Park Place has agreed to make available to holders of Allowed Class 3, 4 and 5 Claims the distribution Park Place would otherwise receive on account of approximately $2,500,000 of First Mortgage Note it holds. If, in the aggregate, holders of First Mortgage Notes are to receive an 83% distribution (as the Debtors estimate), an additional $2,075,000 will be available to fund distributions to holders of Allowed Class 3, 4 and 5 claims. Assuming the Park Place Purchase Agreement closes, all told, the Debtors project that approximately $3,075,000, in the aggregate, will be available to pay approximately $5,000,000 of unsecured claims, or a sixty-one and one-half percent (61 1/2%) distribution.

         Class 6 -- Intercompany Claims

         Class 6 consists of all Intercompany Claims. Allowed Intercompany Claims shall be satisfied in full as follows: On the Effective Date, ACBA will sell, transfer, convey and assign, without recourse, all of its right, title and interest in and to its property which constitutes the Park Place Property, to Park Place free and clear of any liens, claims, encumbrances or interests other than the Wraparound Note, FF&E Note and the Wraparound Mortgage. The Plan also provides that the Operating Lease and the Expansion Operating

Lease shall terminate without liability. All other Intercompany Claims between and among the Debtors shall be waived, released and extinguished. Claims of CPPI shall not be affected, modified or altered by the Plan, except that such Claims shall be subordinate, in all respects, to Claims asserted against the Corporation as of the Effective Date, including those Claims in Class 3. The Liquidation Trust shall also assume the expense and cost (but not any underlying tax liability owed by an ACBA, a general partner or a limited partner) related to any tax inquiry, audit or appeal of any tax liability of a general partner or ACBA.

         Class 7 -- First Mortgage Notes Deficiency Claims

A.       CPPI Deficiency Claim

         The Plan also gives affect to the deficiency claims asserted by the holders of the First Mortgage Notes. As used in the Plan, the term deficiency claim means the amount of the claims asserted by the holders of the First Mortgage Notes against CPPI as of the Filing Date (i.e., $90,500,000) less all distributions received by holders of the First Mortgage Notes in respect of their Class 2 Claims. As discussed supra, the Debtors believe the deficiency claims of the First Mortgage Note holders will be approximately $20,000,000, subject to adjustment depending upon, among other things, (i) adjustments to the Park Place Purchase Price, as permitted under the Park Place Purchase Agreement;
(ii) the fees and expenses of the Indenture Trustee; (iii) the cost and expense of the General Liquidating Trust and the First Mortgage Liquidating Trust; and
(iv) the profitability of the Debtors' operations pending the Effective Date.

         A deficiency claim is an unsecured claim. As an unsecured creditor, the holders of the First Mortgage Notes in respect of their deficiency claims will share pro rata with holders of the unsecured claims classified in Classes 3, 4 and 5. The principal source of recovery for unsecured claims is the Unencumbered CPPI Cash. After payment of Administrative Expense Claims, Priority Claims, and Priority Tax Claims and the establishment of reserves required under the Plan, the Debtors project that approximately $5,000,000 will be available from which distributions will be made to holders of the First Mortgage Notes in respect of their deficiency claims and holders of Claims in Classes 3, 4 and 5. If, as the Debtors' estimate, the aggregate amount of Claims in Classes 3, 4 and 5 equals $5,000,000, then holders of the First Mortgage Notes in respect of their deficiency claims will receive 80% of the $5,000,000 (i.e., $4,000,000). Holders of Allowed Claims in Classes 3, 4 and 5 will share in $1,000,000 of the $5,000,000 of available Unencumbered CPPI Cash. (i.e., 20%).

         You should be aware that additional factors could also influence the recovery on your deficiency claims. First, the General Liquidating Trustee could recover Net Proceeds from the sale, disposition or liquidation of the Excluded Assets not subject to the Indenture Trustee's liens for the benefit of the Holders of the First Mortgage Notes. In so doing, there may be more unencumbered assets to share among the holders of Class 7B Claims and Classes 3, 4 and 5 Claims. In addition, the General Liquidating Trustee may be successful in reducing the aggregate amount of Allowed Class 3, 4 and 5 Claims through the Claims objection process. The timing of the payments in respect of the Class 7B, Class 3, 4 and 5 Claims will be dependent upon the resolution of any disputed Class 3, 4 and 5 Claims.

         At present, the Debtors are projecting that holders of the First Mortgage Notes will realize, in the aggregate, $75,200,000 ($71,200,000 on the Secured claim and $4,000,000 on the deficiency claim), an approximate 83% distribution upon their Claims totaling $90,500,000.

B.       ACBA Deficiency Claims

         Because the ACBA assets (other than cash which the Indenture Trustee asserts is its property, or at a minimum its cash collateral), are to be sold and the underlying nature of the Claims asserted by the holders of the First Mortgage Notes are non-recourse to ACBA, the holders of the First Mortgage Notes have no deficiency claim against ACBA.

C.       Corporation Deficiency Claim

         In satisfaction of any deficiency claim asserted against the Corporation, the holders of the First Mortgage Notes will receive the shares of the Corporation, which will be held in the First Mortgage Liquidating Trust pending the dissolution of the Corporation.

         Class 8 -- Micros Leasing Secured Claims

         Micros Leasing asserts a claim against CPPI based upon an agreement dated November 6, 1998. CPPI believes that this agreement is a disguised financing arrangement and not a true lease. The agreement covers certain computer and related office equipment. The agreement was to run for sixty (60) months. The balance owed Micros Leasing (less imputed interest) is approximately $48,000. Under the Plan, Micros Leasing will receive a new note in the principal amount of the balance owed by CPPI (less the imputed interest rate in such agreement). The new note will mature in one (1) year from the Effective Date, accrue interest at the rate of eight (8%) per annum payable quarterly in arrears, and be secured by the subject property. Upon the Effective Date, CPPI shall transfer such property to Park Place or the Alternative Buyer (as the case may be) and whereupon CPPI shall have no further liability to Micros Leasing.

         Under the Plan, Micros Leasing is Impaired.

         Class 9 -- Simplex Secured Claims

         Simplex's claim arises out of a pre-petition agreement with ACBA executed on May 14, 1999 for a fire safety system. The agreement was to run for 36-Months after which ACBA would own the underlying property for a nominal purchase price not tied to the property's underlying fair market value. ACBA believes its relationship with Simplex is that of a borrower/creditor and that the agreement with Simplex is, in fact, a disguised financing arrangement. The balance owed to Simplex is approximately $135,000. Under the Plan, ACBA will issue to Simplex a new note in the amount of the balance owed Simplex for the subject property less the imputed interest rate. The new note will mature in one
(1) year from the Effective Date, pay interest quarterly in arrears at the rate of eight (8%) percent per annum and be secured by the subject property. On the Effective Date, ACBA will transfer the subject property to Park Place or the Alternative Buyer, as the case may be, and after such assignment ACBA shall have no further liability or obligation with respect to such claim.

         The holder of the Class 9 Claim is Impaired.

         Class 10 -- Contingent Payment Right Claims

         Class 10 consists of all Allowed Contingent Payment Right Claims. The Debtors estimate that Contingent Payment Right Interest Claims were approximately $69.4 million, in the aggregate, as of the Filing Date. These claims are held by Releasing Investors.

         On the Effective Date, all Allowed Contingent Payment Right Claims shall be extinguished and no distribution will be made in respect of such Allowed Contingent Payment Right Claims. Class 10 is impaired.

         Class 11 -- Contingent Payment Claims

         Class 11 consists of all Allowed Contingent Payment Claims. The Debtors estimate that Contingent Payment Rights Claims were approximately $96.9 million, in the aggregate, as of the Filing Date.

         On the Effective Date, all Allowed Contingent Payment Claims shall be extinguished and no distributions will be made in respect of such Allowed Contingent Payment Claims, including any Allowed Claims arising out of or in connection with the Debtors' rejection of the Restructuring Agreement. Class 11 is impaired.

         Class 12 -- Corporation Interests

         Class 12 consists of all Corporation Interests. On the Effective Date, all Corporation Interests will be extinguished and no distributions will be made to the holders of Corporation Interests. Class 12 is impaired.

         Class 13 -- CPPI Interests

         Class 13 consists of all CPPI Interests. On the Effective Date, the Corporation will continue to own 100% of the CPPI Interests, which will re-vest free and clear of any liens, claims, interests or encumbrances. Class 13 is unimpaired.

         Class 14 -- ACBA Interests

         Class 14 consists of all ACBA Interests. On the Effective Date, the ACBA Interests shall be extinguished and cancelled and no distribution will be made to the holders of the ACBA Interests. Class 14 is impaired.
Summary of Other Provisions of the Plan

         Executory Contracts and Unexpired Leases

         Subject to the approval of the Bankruptcy Court, the Bankruptcy Code empowers a debtor in possession to assume or reject executory contracts and unexpired leases. Generally, an "executory contract" is a contract under which material performance is due from both parties. If an executory contract or unexpired lease is rejected by a debtor in possession, the other party to the agreement may file a claim for damages incurred by reason of the rejection, which claim is treated as a pre-Filing Date Claim. If an executory contract or unexpired lease is assumed by a debtor in possession, the debtor in possession has the obligation to perform its obligations thereunder in accordance with the terms of such agreement and failure to perform such obligations would result in a claim for damages which may be entitled to Administrative Expense status.

         On the Effective Date, all executory contracts and unexpired leases that exist between the Debtors and any Person are hereby rejected, except for any executory contracts and unexpired leases that have been specifically assumed by the Debtors with the approval of the Bankruptcy Court on or before the Effective Date or in respect of which a motion for rejection has been filed on or before the Effective Date.

         On the Effective Date, (i) CPPI and ACBA will reject the Operating Lease and the Expansion Operating Lease, and (ii) ACBA and the Claridge Debtors will reject the Restructuring Agreement, to the extent executory as of the Effective Date and (iii) ACBA will reject any agreement with or obligation to its general partners arising by contract or operation of law, to the extent executory as of the Effective Date. The Debtors intend to either terminate the Operating Leases without liability or extinguish the claims arising from the rejection of the Operating Lease and Expansion Operating Lease.

         On the Effective Date, CPPI and the Corporation will assume and assign to Park Place (i) all employment agreements to which they are a signatory, in effect as of the Effective Date; (ii) any and all collective bargaining agreements to which they are a signatory, in effect as of the Effective Date; and (iii) all employee benefit plans to which they are a signatory, in effect as of the Effective Date. In addition, on the Effective Date, the Debtors shall assume and assign to Park Place such other contracts, agreements or leases identified in Exhibit "D" to the Plan and, to the extent ACBA shall be a party to such contract or lease, ACBA shall assign and Park Place shall assume such contract or lease pursuant to the Plan.

         Entry of the Confirmation Order by the Clerk of the Bankruptcy Court shall constitute approval of all executory contracts and unexpired leases to be assumed by the Debtors and their assignment to Park Place in accordance with the Plan pursuant to section 365(a) of the Bankruptcy Code, as identified in Exhibit "D" to the Plan.

         Claims created by or arising in connection with the rejection of executory contracts and unexpired leases of the Debtors must be filed no later 20 days after the entry of a Final Order authorizing such rejection. Any such Claims not filed within such time shall be forever barred from assertion against the Debtors, and their property and estates. Each Claim resulting from such rejection shall constitute a class 3, 4 or 5 Claim, as the case may be, if unsecured.

         You should be aware that, prior to the Petition Date, Thermal Energy Limited Partnership I ("TEP I") had entered into a certain thermal energy services agreement with CPPI. After reviewing the underlying agreement, and following extensive negotiations, CPPI has determined to assume the agreement, with certain modifications which TEP I has accepted. These modifications, among other things, will result in CPPI saving upwards of $125,000 per year on its utility charges. CPPI has agreed to assume the agreement with TEP I as part of the confirmation of the Plan, or if confirmation is delayed for any reason beyond year end, to file a separate motion with the Bankruptcy Court. TEP I has agreed to a proposed compromise reached with respect to certain modifications to its agreement and will not oppose assumption of its agreement, as modified, provided that it is assumed by the Debtors as part of the Plan or by means of a separate motion and order of the Court. You should also be aware that TEP I has alleged that if this agreement is rejected, TEP I would be entitled to assert a rejection claim, as a Class 4 Claim. TEP I estimates that its claim would be not less than $7,000,000. The Debtors dispute that CPPI would have any liability against TEP I if the agreement was rejected. However, in the event the agreement is not assumed and should TEP I have a claim based upon its rejection damages, the recovery to creditors in Classes 3, 4 or 5 could be substantially discounted.

         Notwithstanding any other provisions of the Plan, the obligations of the Debtors to indemnify their present or former directors, officers, general partners, and employees pursuant to their respective certificates of incorporation, by-laws, limited partnership agreement, contractual obligations or any applicable laws in respect of all past, present and future actions, suits and proceedings against any of such directors, officers, general partners, agents, employees and representatives based upon any act or omission related to service with, for or on behalf of any of the Debtors shall not be discharged or impaired by confirmation or consummation of this Plan, but shall survive unaffected by the reorganization contemplated by this Plan and shall be performed and honored in full pursuant to the Debtors' or the Corporation's or CPPI's by-laws, certificate of incorporation, limited partnership agreement, contractual obligations or applicable laws regardless of such confirmation, consummation and reorganization; but such claims shall be limited solely to the applicable directors and officers liability policies. Thus, these claims should not impact or effect the recoveries to unsecured creditors under the Plan.

        All employee compensation and benefit plans, policies and programs of the Claridge Debtors applicable generally to their employees, as in effect on the Effective Date, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, and life, accidental death and dismemberment insurance plans, shall continue in full force and effect, and the same shall be assumed by Park Place without prejudice to the rights under applicable non-bankruptcy law to modify, amend or terminate any of the foregoing arrangements.

         Alternative Purchase Agreement

        The Plan can still be confirmed and become effective even if the Park Place Purchase Agreement terminates. Under the Plan, creditors are being asked to approve a process by which distribution will be made to creditors from the sale of the Debtors' assets pursuant to an Alternative Sale Transaction. At present, the Debtors believe that Park Place has every intention of closing the Park Place Purchase Agreement and they fully expect that the NJCCC will approve Park Place's acquisition of the Park Place

Property. Nevertheless, the Plan contemplates that in the event the Park Place Purchase Agreement does not close, the Debtors will be permitted to sell their assets to an Alternative Buyer. At present, there is no Alternative Buyer identified by the Debtors and there are no assurances that one can be located or if one is located that the purchase price such Alternative Buyer may offer will equal that of the Park Place Purchase Price. In addition, if the Park Place Purchase Agreement does not close, Park Place will likely not share its distribution in respect of the First Mortgage Notes with holders of Claims in Classes 3, 4 and 5. Ultimately, creditors could recover less upon their claims if an Alternative Transaction is approved. If the Debtors are forced to pursue an Alternative Sale Transaction, the Debtors will file an appropriate application with the Bankruptcy Court, on notice to the Noteholder Committee and the Creditors' Committee, seeking approval of the solicitation and bidding procedures. All parties in interest will be afforded an opportunity to comment on the proposed solicitation and bidding procedures and following a hearing, the Bankruptcy Court will approve those solicitation and bidding procedures which the Court determines will maximize the recovery for all creditors under the circumstance then prevailing. At a minimum, the Plan will provide that any Alternative Purchase Agreement will be subject to higher and better offers at an auction sale to be held before the Bankruptcy Court. In so doing, creditors can reasonable expect their interests will be protected, because any Alternative Purchase Agreement, if accepted by the Debtors, will be subject to scrutiny by the market place and competitive bidding.

         Continuation of Business; Re-vesting; Wind-Down

         As of the date of this Disclosure Statement, the Debtors have operated and will continue to operate their businesses as debtors in possession with the protection of the Bankruptcy Court as provided in Sections 1107 and 1108 of the Bankruptcy Code. On the Effective Date, (i) title to all property and assets of the Corporation other than the Stock of CPPI shall re-vest in the Corporation;
(ii) title to all property and assets of CPPI (other than the Unencumbered CPPI Cash and the Other Excluded Assets) shall be transferred to Park Place; and
(iii) title to all property and assets of ACBA (other than the Excluded Assets) shall be transferred to Park Place; in each such case free and clear of all liens, Claims or encumbrances except as otherwise provided in the Plan or the Park Place Agreement with the liens of the Indenture Trustee attaching to the proceeds of CPPI assets and ACBA assets sold to Park Place pursuant to the Park Place Agreement. In addition, the Confirmation Order shall empower and authorize the Corporation, CPPI and ACBA, as of the Confirmation Date, to take or cause to be taken all actions which are necessary to implement effectively the provisions of the Plan. Simultaneously with the Effective Date, two (2) trusts will be created: (i) the First Mortgage Liquidating Trust; and (ii) the General Liquidating Trust. The purposes of these two (2) trusts are described below.

         The First Mortgage Liquidating Trust is being established for the purpose of holding, liquidating and making distributions to the holders of the First Mortgage Notes from the following property: (x) the shares of the Reorganized Corporation to be distributed to the First Mortgage Liquidating Trustee for the benefit of holders of the First Mortgage Notes in respect of their Class 7C Deficiency Claims; (y) the stock of CPPI; and (z) the Excluded Assets (i.e., the property of CPPI, the Corporation and ACBA not being sold to Park Place or the Alternative Buyer, as the case may be) that are subject to the liens, mortgages, accounting interests and encumbrances attached by the Indenture Trustee on behalf of the holders of the First Mortgage Notes. The terms of the First Mortgage Liquidating Trust, including the identity of the First Mortgage Notes Liquidating Trustee will be determined by the Noteholders Committee, the Debtors and the Indenture Trustee, but in any event will be substantially similar to the terms and conditions of the Liquidating Trust. The cost and expense of the First Mortgage Liquidating Trust, including compensation of the First Mortgage Liquidating Trustee and any professionals retained by the First Mortgage Liquidating Trustee will be funded from the Post-Confirmation Wind-Down Expense Reserve, which is a reserve to be established by the Debtors, after consultation with and the approval of the Noteholder Committee and the Indenture Trustee, from the Unencumbered CPPI Cash in an amount equal to $300,000 or such greater amount as may be required. The First Mortgage Liquidating Trustee shall have no liability or responsibility for filing returns (other than the payment of the professional expenses and fees contemplated under the Plan in connection with any audit or tax inquiry) or the payment of taxes of ACBA or its partners. The cost of preparing final tax returns for ACBA shall be funded up to $59,400 pursuant to the terms of the Global Stipulation. You should also be aware that the Post-Confirmation Wind-Down Expense Reserve may be greater than $300,000 if that amount is not sufficient to cover the functions of the First Mortgage Liquidating Trustee and to pay all other expenses provided for under the Plan.

         The General Liquidating Trust is to be established under the Plan to hold the Excluded Assets not subject to the liens, encumbrances or security interests asserted by the Indenture Trustee. These assets consist principally of Avoiding Power Causes of Action and de minimus tangible property. The estimated realizable value of such property is not greater than $200,000. In addition, the General Liquidating Trustee will also be charged with the responsibility of filing and presenting claims objections to Persons that assert Claims in Classes 3, 4 and 5. The members of the Creditors' Committee shall select the General Liquidating Trustee. The costs and expenses of the General Liquidating Trust, including the compensation to the General Liquidating Trustee and its retained professionals, shall be funded from the General Litigation Trust Administrative Reserve. The General Liquidating Trustee may retain one or more existing members of the Debtor's management to assist in the administration of the General Liquidating Trust. On the Effective Date, $200,000 of Unencumbered CPPI Cash will be deposited in the General Liquidating Trust Administrative Reserve to fund the General Liquidating Trust Administrative Expense Claims. To the extent the General Liquidating Trust Administrative Expense Claims exceed that amount, the proceeds from the liquidation of the General Liquidating Trust Assets shall be used to satisfy such claims before distributions are made to other creditors under the Plan.

         Surrender and Cancellation of Instruments

         Each holder of a promissory note or other instrument evidencing a Claim impaired under the Plan shall surrender the same to the Debtors and the Debtors shall distribute or shall cause to be distributed to the holders thereof the appropriate distribution of property thereunder. No distribution of property under the Plan shall be made to or on behalf of any such holder unless and until such promissory note or other instrument is received by the Debtors, or the unavailability of such note or other instrument is established to the satisfaction of the Debtors. Any such holder that fails to surrender or cause to be surrendered such promissory note or other instrument, or to execute and deliver an affidavit of loss and indemnity satisfactory to the Debtors, and, in the event that the Debtors so request with respect to the First Mortgage Notes, fails to furnish a bond in form and substance (including, without limitation, with respect to amount) reasonably satisfactory to the Debtors, within two years after the Confirmation Date, shall be deemed to have forfeited all Claims against the Debtors represented by such note or other instrument and shall not participate in any distribution under the Plan in respect of such note or other instrument and all property in respect of such forfeited distribution, including (if applicable) interest accrued thereon, shall revert to the Debtors. Notwithstanding the foregoing, all Claims shall be discharged and all Interests shall be terminated by the Plan to the extent provided therein regardless of whether and when any surrender, indemnity or bond required by the Plan is provided and regardless of whether the Debtors makes a distribution thereunder in the absence of compliance by any holder of a Claim with the requirements of the Plan. The Claridge Debtors may waive this requirement of the Plan.

         Retention and Enforcement of Causes of Action

         Pursuant to Section 1123(b)(3) of the Bankruptcy Code, the Claridge Debtors will retain and on the Effective Date assign to the General Liquidating Trust the exclusive right to enforce in their sole and absolute discretion any and all causes of action of the Debtors, including all causes of action which may exist under Sections 510, 544 through 550 and 553 of the Bankruptcy Code or under similar non- bankruptcy laws. On the Effective Date, the Debtors shall release any Avoiding Power Causes of Action against the Indenture Trustee or the holders of the First Mortgage Notes.

         Restated Certificate of Incorporation

         Upon the confirmation of the Plan, the Corporation shall amend its certificate of incorporation and by-laws by filing with the Secretary of State of New York the Restated Certificate of Incorporation and Restated By-laws substantially in the form of Exhibits to the Plan which shall be filed no later than ten (10) days prior to the Confirmation hearing.

         Distributions Under the Plan

         Time and Method of Distributions Under the Plan. Except as otherwise provided in the Plan, payments and distributions to be made pursuant to the Plan will be made by the Indenture Trustee, the First Mortgage Liquidating Trust or the General Liquidating Trustee, as the case may be (or its designee) on or as promptly as practicable after the Effective Date. The Plan further provides that such distributions will be made only to holders of Allowed Claims.

         Compliance with Tax Requirements. With respect to the Claridge Debtors, the Claridge Debtors will comply with all withholding and reporting requirements imposed by federal, state or local taxing authorities in connection with making distributions pursuant to the Plan.

         In connection with each distribution with respect to which the filing of an information return (such as an Internal Revenue Service Form 1099 or 1042) and/or withholding is required, the Claridge Debtors shall file such information return with the Internal Revenue Service and provide any required statements in connection therewith to the recipients of such distribution and/or effect any such withholding and deposit all funds so withheld as required by law. With respect to any Person from whom a tax identification number, certified tax identification number or other tax information required by law to avoid withholding has not been received by the Claridge Debtors, the Claridge Debtors shall withhold the amount required and distribute the balance to such Person. Both Claridge Debtors are to be dissolved as soon as practicable following the Effective Date. The First Mortgage Liquidating Trustee may retain one or more members of existing management to assist in the dissolution of the Claridge Debtors, including the filing of income tax returns.

         With respect to ACBA, under the Plan, ACBA will be dissolved and its affairs wound-up pursuant to applicable non-bankruptcy law. AC Boardwalk Partners, Inc., the corporate general partner of ACBA, will have the power and authority to wind-up ACBA, including complying with applicable federal and state laws, the filing of all necessary or required tax returns and forms in order to cause, as soon as possible, the dissolution of ACBA. AC Boardwalk Partners, Inc. shall become the tax matters partner of ACBA for all future and past tax returns.

 Distribution of Unclaimed Property. Any distribution of property under the Plan which is unclaimed after one year following the Effective Date will irrevocably revert to the General Liquidating Trustee, to the extent such property was distributed to holders of Claims in Classes 3, 4, 5 or 7B or to the First Mortgage Liquidating Trustee, to the extent such property was distributed to a holder of a Claim in Classes 2A, 2B, 2C or 7C under the Plan.

         Treatment of Disputed Claims

         Objections to Claims. Only Allowed Claims shall be entitled to distributions under the Plan. The General Liquidating Trustee and the Debtors reserve the sole and absolute right to contest and object to any Claims, including, without limitation, those Claims that are not listed in the Schedules, are listed therein as disputed, contingent and/or unliquidated in amount, or are listed therein at a lesser amount than asserted by the holder of such Claim. Unless otherwise ordered by the Bankruptcy Court, all objections to Claims (other than Administrative Expense Claims) shall be filed and served upon counsel to the General Liquidating Trustee, counsel to any Committee and the holder of the Claim objected to on or before the later of (a) 90 days after the Effective Date and (b) 90 days after the date (if any) on which a proof of claim is filed in respect of such Claim, or such other date determined by the Bankruptcy Court upon motion to the Bankruptcy Court without further notice or hearing.

         Procedure. Unless otherwise ordered by the Bankruptcy Court or agreed to by written stipulation of the General Liquidating Trustee, or until such objection thereto is withdrawn, the General Liquidating Trustee shall litigate the merits of each Disputed Claim until determined by a Final Order, provided, however, that, subject to the approval of the Bankruptcy Court, (a) prior to the Effective Date, the Debtors, and (b) after the Effective Date, the General Liquidating Trustee, may compromise and settle any objection to any Claim.

         Payments and Distributions With Respect to Disputed Claims. No payments or distributions will be made in respect of a Disputed Claim unless and until such Disputed Claim becomes an Allowed Claim.

         Timing of Payments and Distributions With Respect to Disputed Claims. Subject to the provisions of the Plan, payments and distributions with respect to each Disputed Claim that becomes an Allowed Claim, and that would have otherwise been made had the Allowed Claim been an Allowed Claim on the Effective Date, will be made within thirty days after the date that such Disputed Claim becomes an Allowed Claim. Holders of Disputed Claims that become Allowed Claims shall be bound, obligated and governed in all respects by the provisions of the Plan. In addition, a reserve is to be established for any Disputed Claim in an amount equal to, at the General Liquidating Trustee's election: (a) the amount of such claim as filed in such creditor's proof of claim; (b) the amount as estimated by the Bankruptcy Court pursuant to Section 502(c) of the Bankruptcy Code; or (c) such amount as agreed upon in writing between the General Liquidating Trustee and such holder. The distribution to the holder of such Disputed Claim based upon the reserved amount shall be set aside by the General Liquidating Trustee who shall then be free to make distributions to holders of Allowed Claims in the manner as provided in the Plan. Nothing herein shall increase or enlarge the General Liquidating Trustee's obligations under the Plan. To the extent a Disputed Claim is allowed in an amount greater than the reserved amount, the General Liquidating Trustee shall adjust future distributions to holders of Allowed Claims accordingly but shall not be enabled to seek or obtain disgorgement of any prior distributions made to any holder of an Allowed Claim.

         Effects of Plan Confirmation

         Discharge. Except as otherwise specifically provided in the Plan, the Plan provides for the discharge of the Claridge Debtors and ACBA and their respective property and assets (subject to the occurrence of the Effective Date) from any debt that arose prior to the Confirmation Date and any debt of the kind specified in Sections 502(g), 502(h) and 502(i) of the Bankruptcy Code (whether or not a proof of claim based upon such debt is filed or deemed filed, whether such debt becomes an Allowed Claim or whether the holder of such debt has voted on the Plan). The effect of discharging a Claim is to release the Claridge Debtors and ACBA from any obligations to make payments with respect to such debt, other than those specifically provided by the Plan, and to prohibit any collection efforts by the holder of the Claim.

         Injunction. Except as otherwise expressly provided in the Plan, the entry of the Confirmation Order shall, provided that the Effective Date shall have occurred, permanently enjoin all Persons that have held, currently hold or may hold a Claim, or other debt or liability that is discharged pursuant to this Plan or who have held, currently hold or may hold an Interest that is terminated pursuant to this Plan from taking any of the following actions in respect of such discharged Claim, debt or liability or such terminated Interest: (a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind against the Debtors, their property or their respective officers, directors, employees or the General Partners of ACBA; (b) enforcing, levying, attaching, collecting or otherwise recovering in any manner or by any means, whether directly or indirectly, any judgment, award, decree or order against the Debtors, their property or their respective officers, directors, employees or the General Partners ACBA; (c) creating, perfecting or enforcing in any manner, directly or indirectly, any lien or encumbrance of any kind against the Debtors, their property or their respective officers, directors, employees or the General

Partners of ACBA; (d) asserting any setoff, right of subrogation or recoupment of any kind, directly or indirectly, against any debt, liability or obligation due to the Debtors, their property or their respective officers, directors, employees or the General Partners of ACBA; and (e) proceeding in any manner in any place whatsoever that does not conform to or comply with or is inconsistent with the provisions of the Plan.

         Exculpation. Neither the Claridge Debtors, nor any creditors' committee, the General Partners of ACBA, nor any of their respective members, officers, directors, shareholders, employees, agents, attorneys, accountants or other advisors shall have or incur any liability to any Holder of a Claim or Interest for any act or failure to act in connection with, or arising out of, the pursuit of confirmation of this Plan, the consummation of this Plan or the administration of the Plan or the property to be distributed under the Plan, except for any act or failure to act that constitutes willful misconduct or recklessness as determined pursuant to a Final Order, and in all respects, such Persons (a) shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan, and shall be fully protected from liability in acting or in refraining from action in accordance with such advice and (b) shall be fully protected from liability with respect to any act or failure to act that is approved or ratified by the Bankruptcy Court.

         Binding Effect. Upon confirmation of the Plan by the Bankruptcy Court, the provisions of the Plan will be binding upon and inure to the benefit of the Debtors, any holder of a Claim or Interest, their respective predecessors, successors, assigns, agents, officers and directors and any other Person affected by the Plan whether or not such Person or holder of a Claim or Interest has accepted the Plan.

         Miscellaneous Provisions of the Plan

         Retention of Jurisdiction. The business and assets of the Debtors shall remain subject to the jurisdiction of the Bankruptcy Court until the Effective Date. From and after the Effective Date, the Bankruptcy Court shall retain and have exclusive jurisdiction over the Debtors, the General Liquidating Trust, the First Mortgage Liquidating Trust, the Excluded Assets and the Chapter 11 cases to the fullest extent permissible by law, including, without limitation, for the purposes of determining all disputes and other issues presented by or arising under the Plan, including, without limitation, exclusive jurisdiction to (a) determine any and all disputes relating to Claims and the allowance and amount thereof, (b) determine any and all disputes among Creditors with respect to their Claims, (c) consider and allow any and all applications for compensation for professional services rendered and disbursements incurred in connection therewith, (d) determine any and all applications, motions, adversary proceedings and contested or litigated matters pending on the Effective Date and arising in or related to the Chapter 11 cases or the Plan, (e) remedy any defect or omission or reconcile any inconsistency in the Confirmation Order, (f) enforce the provisions of the Plan relating to the distributions to be made hereunder, (g) issue such orders, consistent with Section 1142 of the Bankruptcy Code, as may be necessary to effectuate the consummation and full and complete implementation of the Plan, (h) enforce and interpret any provisions of the Plan, (i) determine such other matters as may be set forth in the Confirmation Order or that may arise in connection with the implementation of the Plan, and
(j) determine the final amounts allowable as compensation or reimbursement of expenses pursuant to Section 503(b) of the Bankruptcy Code.

         Authorization of Corporate and Partnership Action. The entry of the Confirmation Order shall constitute a direction and authorization to and of the Debtors to take or cause to be taken any corporate or partnership action necessary or appropriate to consummate the provisions of this Plan prior to and through the Effective Date without any requirement of further action by the stockholders, partners or directors of the Debtors, (including, without limitation, the filing of or amending or restating the certificate of incorporation of the Debtors, the filing of a certificate of dissolution for ACBA, and the exercise of the general partners' power of attorney), and all such actions taken or caused to be taken shall be deemed to have been authorized and approved by the Bankruptcy Court.

         Modification of the Plan. The Debtors may alter, amend or modify the Plan pursuant to Section 1127 of the Bankruptcy Code at any time prior to the time that the Bankruptcy Court has signed the

Confirmation Order. After such time and prior to the substantial consummation of the Plan, the Debtors may, so long as the treatment of holders of Claims and Interests under the Plan is not adversely affected, institute proceedings in Bankruptcy Court to remedy any defect or omission or to reconcile any inconsistencies in the Plan, the Disclosure Statement or the Confirmation Order and any other matters as may be necessary to carry out the purposes and effects of the Plan; provided, however, that prior notice of such proceedings shall be served in accordance with Bankruptcy Rule 2002.

         Revocation and Withdrawal of the Plan. The Debtors reserve the right to revoke or withdraw the Plan at any time prior to the Confirmation Date. If the Debtors revoke or withdraw the Plan prior to the Confirmation Date, then the Plan shall, unless otherwise ordered by the Court, be deemed null and void. In such event, nothing contained therein shall be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors.

                     ACCEPTANCE AND CONFIRMATION OF THE PLAN

         Described below are certain important considerations under the Bankruptcy Code in connection with confirmation of the Plan.

Solicitation of Acceptance

         As permitted by the Bankruptcy Code, the Debtors are soliciting, in good faith and in compliance with the applicable provisions of the Bankruptcy Code, the acceptance of the Plan from all beneficial holders of Claims in certain classes of Claims that are impaired under the Plan. The solicitation of acceptances from holders of Claims in unimpaired classes is not required under the Bankruptcy Code.

         The record date for determining holders of Claims and Interests who are entitled to accept or reject the Plan is 5:00 p.m., Eastern Standard Time, on the Approval Date.

         The Debtors believe that this classification of Claims complies with
Section 1122 of the Bankruptcy Code and is in the best interests of the Debtors, their estates, Creditors and holders of equity interests. Confirmation Hearing

         Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a confirmation hearing. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the Plan.

         The Bankruptcy Court has scheduled a hearing on the confirmation (the "Confirmation Hearing") of the Plan on ___________ __, 2001 at 10:00 a.m., United States Bankruptcy Court for the District of New Jersey, Mitchell H. Cohen United States Courthouse, 4th and Cooper Streets, Camden, New Jersey. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice (other than except for an announcement of the adjournment date made at the Confirmation Hearing or any adjournment thereof). Objections to confirmation must be made in writing, specifying in detail the name and address of the Person objecting, the grounds for the objection and the nature and amount of the Claim or Interest held by the objector. Objections must be filed with the Bankruptcy Court, together with proof of service, and served upon the parties so designated in the Confirmation Notice, on or before the time and date designated in the Confirmation Notice as being the last date for serving and filing objections to confirmation of the Plan. Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014 and the local rules of the Bankruptcy Court.

Requirements for Confirmation of the Plan

         As discussed below, the Debtors intend to request confirmation of the Plan pursuant to Section 1129(b) of the Bankruptcy Code. In order for the Plan to be confirmed pursuant to Section 1129(b) of the

Bankruptcy Code, the Plan must satisfy all of the provisions of Section 1129(a), except for Section 1129(a)(8). Specifically, the Bankruptcy Court must determine, among other things, that (i) the Plan was accepted by the requisite votes of holders of Claims entitled to vote on the Plan (see "-- Confirmation of the Plan under Section 1129(b)"); (ii) the Plan is in the "best interests" of all Creditors and Interest holders -- that is, that each Creditor and holder of an Interest who rejects the Plan will receive at least as much pursuant to the Plan as it would receive in a liquidation under Chapter 7 of the Bankruptcy Code (see "-- Best Interests Test" and the "Liquidation Analysis" annexed hereto as Appendix C); and (iii) the Plan is feasible -- that is, there is a reasonable probability that the Debtors will be able to perform their obligations under the Plan and continue to operate their business without further financial reorganization or liquidation (see "-- Feasibility").

         The Debtors believe that, (i) upon acceptance of the Plan by classes 2A, 2B, 2C, 3, 4, 5, 7B, 7C, 8 and 9 determined without including any acceptance of the Plan by any Insider, the Plan will satisfy all the statutory requirements of Chapter 11 of the Bankruptcy Code, (ii) the Debtors have complied or will have complied with all of the requirements of Chapter 11 and (iii) the Plan is being proposed and will be submitted to the Bankruptcy Court in good faith.

Confirmation of the Plan Under Section 1129(b)

         Generally, a class of claims or interests is considered to be unimpaired under a plan of reorganization if the plan does not alter the legal, equitable and contractual rights of the holders of such claims or interests. Classes of claims or interests that are not impaired under a plan or reorganization are conclusively presumed to have accepted the plan of reorganization and are not entitled to vote. Classes of claims or interests that are impaired under a plan of reorganization that receive no distribution or retain no property in respect of such claims or interests are conclusively presumed to have rejected the plan of reorganization and are also not entitled to vote.

         Acceptances of the Plan are being solicited only from those Creditors who hold Claims in an impaired class and who will receive a distribution under the Plan. The Debtors must request the Bankruptcy Court to confirm the Plan pursuant to Section 1129(b) of the Bankruptcy Code. See "Summary Of The Plan -- Classification and Treatment of Claims and Interests Under the Plan." Acceptance of the Plan is being solicited from holders of Claims in classes 2A, 2B, 2C, 3, 4, 5, 7B, 7C, 8 and 9. See "Introduction And Summary -- The Solicitation."

         The Debtors will request confirmation of the Plan pursuant to the provisions of Section 1129(b) of the Bankruptcy Code. Under these provisions, the Bankruptcy Court shall confirm the Plan despite the lack of acceptance by an impaired class or classes if the Bankruptcy Court finds that (a) the Plan does not discriminate unfairly with respect to each non-accepting impaired class, (b) the Plan is "fair and equitable" with respect to each non-accepting impaired class, (c) at least one impaired class has accepted the Plan (without counting acceptances by Insiders), and (d) the Plan satisfies the other requirements set forth in Bankruptcy Code Section 1129(a) except for Section 1129(a)(8). In general, a plan does not discriminate unfairly if claims or interests in different classes but with similar priorities and characteristics receive the same treatment.

         The Bankruptcy Code establishes different "fair and equitable" tests for holders of secured claims, unsecured claims and interests. In general, Bankruptcy Code Section 1129(b) permits confirmation notwithstanding non-acceptance by an impaired class if that class and all more junior classes are treated in accordance with the "absolute priority" rule, which requires that the dissenting class be paid in full before a junior class may receive or retain anything under the plan. With respect to each class of secured claims, the Plan must provide that holders of such claims retain the liens securing such claims, to the extent of the Allowed Amount of such claims and each holder of a claim of such class receive on account of such claim deferred cash payments totaling at least the allowed amount of such claim, of a value, as of the Effective Date of the Plan of at least the value of such holder's interest in the estate's interest in the property. With respect to a class of unsecured Claims that does not accept the Plan, the Debtors must demonstrate to the Bankruptcy Court that either (a) each holder of an unsecured Claim of the dissenting class receives or retains under the Plan property of a value equal to the Allowed Amount of its unsecured Claim or (b) the holders of Claims or Interests that are junior to the Claims of the holders of such unsecured Claims will not receive or retain any property under the Plan. With respect to a class of Interests that does not accept the Plan, the Claridge Debtors must demonstrate to the Bankruptcy Court that either (A) each holder of such Interest receives or retains under the Plan property of a value equal to the greatest of (i) any fixed liquidation preference to which such holder is entitled, (ii) any fixed redemption price to which such holder is entitled or
(iii) the value of such interest or (B) the holder of any Interest that is junior to the Interests of such class will not receive or retain under the Plan on account of such junior Interest any property.

Best Interests Test

         Whether or not the Plan is accepted by classes 2A, 2B, 2C, 3, 4, 5, 7B, 7C, 8 and 9 the Bankruptcy Court must independently determine that the Plan is in the best interests of each class of Claims or Interests impaired by the Plan -- that is, with respect to each impaired class, (a) each holder of a Claim or Interest has accepted the Plan or (b) that Creditors and Interest holders in such impaired class will receive at least as much pursuant to the Plan as they would receive in a liquidation under Chapter 7 of the Bankruptcy Code.

         To determine the value that holders of impaired Claims and Interests would receive if the Debtors were liquidated, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Claridge Debtors' assets in the context of a Chapter 7 liquidation case. The cash amount which would be available for satisfaction of Administrative Expense Claims, Priority Claims, unsecured Claims, and Interests in the Debtors would consist of the proceeds resulting from the disposition of the assets of the Debtors, augmented by the cash held by the Debtors at the time of the commencement of the Chapter 7 case. Any such cash amount then would be reduced by the amount of any Claims secured by such assets, the costs and expenses of the liquidation, and such additional Administrative Expense Claims and Priority Claims that may result from the termination of the Debtors' businesses and the use of Chapter 7 for the purposes of liquidation.

         The Debtors' costs of liquidation under Chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those which might be payable to attorneys and other professionals that such a trustee may engage, plus any unpaid expenses incurred by the Debtors during the Chapter 11 cases and allowed in the Chapter 7 cases, such as compensation for attorneys, financial advisors, appraisers, accountants and other professionals, and costs and expenses of members of any statutory committee of unsecured creditors appointed by the United States Trustee pursuant to Section 1102 of the Bankruptcy Code and any other such appointed committee. In addition, as described above, Claims may arise by reason of the breach or rejection of obligations incurred and executory contracts entered into by the Debtors during the pendency of Chapter 11 cases which otherwise would have been assumed in a Chapter 11 reorganization.

         To determine if the Plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of the liquidation of the Debtors' assets and properties, after subtracting the amounts attributable to the foregoing Claims, costs and expenses, is compared with the value of the property offered to such classes of Claims and Interests under the Plan.

         In applying the "best interests test," it is possible that Claims and Interests in Chapter 7 cases may not be classified as provided in the Plan. In the absence of a contrary determination by the Bankruptcy Court, all prepetition unsecured Claims which have the same rights upon liquidation would be treated as one class for purposes of determining the potential distribution of the liquidation proceeds resulting from each of the Debtors' Chapter 7 cases. The distributions from the liquidation proceeds would be calculated ratably according to the amount of the Claim held by each Creditor. The rule of absolute priority of distributions applicable in Chapter 7 cases provides that no junior creditor may receive any distribution or retain any property until all senior creditors are paid in full with interest. Consequently, the Debtors believe that if the Debtors were liquidated under Chapter 7, the holders of Claims in classes 2A, 2B, 2C, 3, 4, 5, 7B, 7C, 8 and 9 would receive distributions of a value significantly less, if anything, than the value of the distributions provided to the Creditors in such classes under the Plan, and that holders of Claims in classes 10 and 11 as well as holders of Interests in classes 12 and 14 would receive no distributions under Chapter 7. See "Liquidation Analysis" attached as Appendix C hereto.

         The Debtors have considered the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a Chapter 11 case, including: (i) the increased costs and expenses of liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee; (ii) the erosion in value of assets in Chapter 7 cases in the context of the expeditious liquidation required under Chapter 7 and the "forced sale" atmosphere that would prevail; and (iii) the substantial increases in Claims which would be satisfied on a priority basis or on parity with creditors in a Chapter 11 case. Therefore, the Debtors have determined that confirmation of the Plan will provide each holder of a Claim in all classes with a recovery that is not less (and is expected to be substantially more) than it would receive pursuant to liquidation of the Debtors under Chapter 7 of the Bankruptcy Code. Therefore, the Debtors believe the best interests test is satisfied with respect to these classes as well.

         Annexed hereto as Appendix C is a liquidation analysis prepared by Jay Alix & Associates. Based upon that analysis, the proposed distribution under the Plan is materially higher and better than that which creditors could expect to recoup if the Debtors' assets were liquidated under Chapter 7.

Feasibility

         Section 1129(a)(11) of the Bankruptcy Code requires a finding by the Bankruptcy Court that confirmation of the Plan will not be likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or the successors of the Debtors (unless such liquidation or reorganization is proposed in the Plan). Under the Plan, ACBA would have no assets or operations and no Creditors after the Effective Date and would be liquidated. Similarly, if the Plan is confirmed, the Claridge Debtors will have no ongoing business operation, other than liquidating the Excluded Assets, resolving claims, objections, making distributions to their creditors and, finally, dissolving under state law. Thus, the Debtors believe that the requirements in 11 U.S.C. ss. 1129(a)(11) have been satisfied.

Consummation

         In order for the Plan to be confirmed, the Noteholders must have accepted the Plan. If the Plan is confirmed, subject to the satisfaction of the conditions set forth below, the Plan will be consummated and distributions will be made on the Effective Date, except as provided in the Plan. The Corporation shall file a notice of the Effective Date within three (3) days after its occurrence, which shall be served upon parties in interest.

         The Plan provides that the following conditions must occur and be satisfied on or before the Effective Date for the Plan to be effective on the Effective Date:

         1. Entry of Confirmation Order. The Confirmation Order, in form and substance acceptable to the Debtors, shall have been signed by the Bankruptcy Court and duly entered and have become a Final Order;

         2. Regulatory Approvals. The NJCCC shall have issued any necessary approvals of the Plan;

         -03- Timeliness. The Effective Date must occur on or before August 1,
              2001 unless such date is extended by the Debtors.

         The Debtors believe that each of these conditions can or will be satisfied or otherwise waived in accordance with the terms of the Plan. The occurrence of such satisfaction or waiver is, however, dependent upon a variety of facts and circumstances, some of which are beyond the control of the Debtors. Thus, there can be no assurance that such conditions will be satisfied, or if not so satisfied, will be waived as provided by the Plan.

         In addition, section 1129 of the Bankruptcy Code contains a list of requirements that must be met before a plan may be confirmed. The Debtors believe that each of these requirements can and will be satisfied.

                               CREDITORS COMMITTEE

         Pursuant to Section 1102(a) of the Bankruptcy Code, following the commencement of a Chapter 11 case, the United States Trustee may appoint a committee of creditors holding unsecured claims against the Chapter 11 debtor, and may appoint additional committees of creditors or of equity security holders as deemed appropriate to assure the adequate representation of holders of claims and interests in the Chapter 11 case.

         Ordinarily, the statutory committee of creditors appointed by the United States Trustee will consist of those Persons willing to serve that hold the seven largest unsecured claims against the Chapter 11 debtor of the kinds of claims represented on the committee. However, Section 1102(b) of the Bankruptcy Code permits the United States Trustee to appoint, as the statutory committee, the members of a committee organized by creditors of the debtor prior to the commencement of the Chapter 11 Case if such committee was fairly chosen and is representative of the different kinds of claims to be represented in the case.

         An official committee of unsecured creditors was appointed in the chapter 11 cases of the Claridge Debtors and has selected the law firm of Cooper Perskie April Niedelman Wagenheim & Lesion.

         On May 12, 2000, the U.S. Trustee appointed an Official Committee of Secured Noteholders in all 3 Chapter 11 cases which selected the law firm of Fox Rothschild O'Brien & Frankel LLP as its counsel.

                        ALTERNATIVES TO CONFIRMATION AND
                            CONSUMMATION OF THE PLAN

         If the Plan is not confirmed by the Bankruptcy Court and consummated, the alternatives to the Plan include (a) an alternative plan of reorganization,
(b) liquidation of the Debtors under Chapter 11 and (c) liquidation of the Debtors under Chapter 7.

Alternative Plan

         If the Plan is not confirmed, the Debtors could file a different plan of reorganization. In addition, exclusivity has terminated and any other party-in-interest can file a competing plan of reorganization. Such a plan might involve either a reorganization and continuation of the Debtors' businesses or an orderly liquidation of their assets. With respect to an alternative plan, the Debtors have explored various other alternatives in connection with the formulation and development of the Plan. The Debtors believe that the Plan, as described herein, enables holders of Claims to realize the most value under the circumstances.

         Any alternative plan would likely be less favorable to holders of Claims because rejection of this Plan in favor of some theoretical alternative method of reconciling the Claims and Interests of the various classes will require, at the very least, an extensive and time-consuming negotiation process and will not result in a better recovery for any class. It is not atypical for bankruptcy cases involving substantial entities with multi-corporate and complex financial structures, such as the Debtors, to continue for periods of years before a plan of reorganization is consummated and payments are made.

         During any protracted reorganization, the Debtors would inevitably incur substantial administrative expenses and costs pursuant to the operation of their businesses under Chapter 11. In addition to the financial drain resulting from such costs, the Debtors' unique business and financial position render the Debtors especially vulnerable to a wide variety of adverse consequences directly related to such a proceeding.

         First, the New Jersey casino industry is closely regulated. CPPI currently holds a license from the NJCCC to operate the Claridge. CPPI regularly must appear before the NJCCC to qualify for the renewal of its casino license. Such qualification includes showings of good character and financial stability and responsibility. The rejection of the Plan and an extended reorganization proceeding may well have a negative effect on the NJCCC's review of CPPI's future license renewal applications. Moreover, although CPPI reapplied for a four-year casino license for the period commencing September 30, 1999, the filing of the voluntary petition under Chapter 11 on August 16, 1999 prompted CPPI to amend its petition to request that the NJCCC renew CPPI's casino license only for a period of one year. In response thereto the NJCCC granted CPPI's request for a one-year license and subsequent thereto granted a second one-year license. In addition, the casino license renewal contains certain financial reporting conditions and requirements consistent with the manner in which the NJCCC has relicensed other casino licensees who have filed voluntary petitions under Chapter 11 in the past. The NJCCC may reopen the licensing hearings at any time on its own motion, and must do so if requested to do so by the enforcement division.

         Second, casino and hotel businesses are part of a service-oriented industry, in which the appearance of unreliability or instability can drastically disadvantage a company. An extended bankruptcy case will create the impression that the Claridge cannot continue the normal operations of its casino and hotel operations, which may cause key employees, customers, entertainers, vendors and promoters to turn to other casinos. Competition among casinos in Atlantic City is already keen and can only be expected to increase significantly. In recent years, several major casinos in Atlantic City have significantly expanded. Moreover, Atlantic City casinos and hotels suffer from a chronic shortage of labor which also will only worsen with the opening of the aforementioned expansions and new casino-hotel facilities. Consequently, the adverse publicity and negative image generated by continuation of the bankruptcy proceeding may well undercut the Debtors' present competitive position in Atlantic City and preclude their efforts to revitalize their gaming operations.

         As discussed supra, the Debtors, the Noteholder Committee and their retained professionals engaged in an extensive and comprehensive solicitation effort in September, October and November, 2000 to locate potential purchasers of the Debtors' stock. U.S. Bancorp Libra, the financial advisors retained by the Noteholder Committee prepared solicitation materials which were sent to all likely interested parties.

         Following an extensive review period, it was concluded that the Park Place Purchase Agreement was superior to any other offers submitted. The board of directors of the Corporation met and reviewed the Park Place Purchase Agreement and, after due deliberation, authorized the Claridge Debtors to file their Plan and proceed in the Bankruptcy Court to seek approval of the Park Place Purchase Agreement.

Liquidation Under Chapter 7

         If no plan of reorganization can be confirmed, the Debtors' Chapter 11 cases may be converted to cases under Chapter 7 of the Bankruptcy Code, pursuant to which a trustee in bankruptcy would be elected or appointed to liquidate the assets of the Debtors for distribution to Creditors and Interest holders in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a Chapter 7 liquidation would have on the recovery of holders of Claims and Interests is set forth under "Acceptance And Confirmation Of The Plan -- Best Interests Test." As discussed therein, the Debtors believe that confirmation of the Plan will provide each holder of a Claim entitled to receive a distribution under the Plan with a recovery that is not less (and is expected to be substantially more) than it would receive pursuant to liquidation of the Debtors under Chapter 7. Although preferable to a Chapter 7 liquidation, the Claridge Debtors believe that any alternate liquidation under Chapter 11 is much less attractive to holders of Claims than the Plan because of the greater recovery provided for by the Plan.

         The Debtors believe that a liquidation under Chapter 7 would result in substantially reduced recovery of funds by the Debtors' estates because of (i) an enormous loss of value resulting from the possible revocation of CPPI's gaming license and, consequently, the potential for the sale of its assets as non-gaming properties, (ii) a significant loss of value resulting from the possible appointment by the NJCCC of a conservator who would be authorized to operate the Claridge and could be authorized to sell the Claridge if CPPI's gaming license is revoked, and the additional administrative expenses and fees that would be incurred by the conservator and other professionals employed by him, (iii) additional administrative expenses involved in the appointment of a trustee in bankruptcy for each of the Debtors and attorneys and other professionals to assist such trustees and (iv) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors' operations.

                       SELECTED HISTORICAL FINANCIAL DATA

         The following table presents selected historical consolidated financial data of the Claridge Debtors for the fiscal years 1997 through 1999 and for the nine month periods ended September 30, 1999 and 2000. The following data should be read in conjunction with the consolidated financial statements of the Claridge Debtors and the notes thereto included as Appendix B to this Disclosure Statement. The financial data for the nine month periods is derived from unaudited consolidated financial statements which, in the opinion of management of the Claridge Debtors, contain all adjustments necessary for a fair presentation of this information. The result of operations for the nine (9) months ended September 30, 2000 and 1999 are not necessarily indicative of the operating results to be expected for the full year. Historically, the gaming industry in Atlantic City, New Jersey has been seasonal in nature with peak demand months occurring during the summer season.

                                                                                Nine Months
                                     Years Ended December 31,                Ended September 30,
                                    -------------------------     ----------------------------------------
                                       1999          1998           1997           2000             1999
                                    -------------------------     ----------------------------------------
Income Statement Data

Net revenues                         $188,500      $191,000       $192,753       $127,210         $126,449

Income (loss) before
   reorganization items                   531        (9,451)        (5,979)         6,980            1,771

Reorganization items (a)              (38,721)          -0-            -0-         (3,015)            (797)

Net loss (b)                          (38,190)       (9,415)        (5,979)         3,965              974

Net loss per share                      (7.54)        (1.89)         (1.20)           .78              .19

Balance Sheet Data at Period End

Total assets                          102,522       131,776        150,380        110,514          141,226

Current assets                         28,232        18,403         37,096         35,606           28,655

Current liabilities (c)                17,280        42,088         41,234         20,461           16,489

Liabilities subject
   to compromise                      145,259           -0-            -0-        146,097          144,885

Long-term debt, net of
   current installments                     1        85,170         85,023            -0-                3

Stockholders'
  (deficiency) equity                 (63,418)      (25,228)       (15,813)       (59,453)         (24,254)

         (a) Reorganization items for the year ended December 31, 1999 include a provision for the impairment of the Expandable Wraparound Mortgage of $37,595,000 as a result of the bankruptcy filing on August 16, 1999.

         (b) Due to the bankruptcy filing on August 16, 1999, $48,000 and $6,724,000, respectively, of the $8,959,000 and $8,112,000, respectively, of contractual interest was recorded as expense for the nine months ended September 30, 2000 and 1999. Contractual interest for the year ended December 31, 1999 was $10,936,000, of which $6,767,000 was recorded.

         (c) Current liabilities at December 31, 1999 and September 30, 2000 and 1999 are those believed to be not subject to compromise.

CERTAIN INFORMATION CONCERNING THE DEBTORS

General

         The Corporation was formed as a New York corporation on August 26, 1983, and qualified to engage in business in New Jersey as a foreign corporation in September 1983. CPPI was formed as a New Jersey corporation on August 29, 1983. Both companies maintain their executive and administrative offices at Indiana Avenue and the Boardwalk, Atlantic City, New Jersey 08401. ACBA was formed as a New Jersey limited partnership on October 31, 1983. ACBA's executive and administrative offices are located at c/o AC Boardwalk Partners, Inc., 2880 West Meade Avenue, Suite 204, Las Vegas, NV 89102.

The Claridge

         The Claridge, located in the Boardwalk casino section of Atlantic City, New Jersey, is a 26-story building that contains the Claridge Debtors' casino and hotel facilities. Built in 1929 as a hotel, the Claridge was remodeled at a cost of approximately $138 million prior to its reopening as a casino hotel in 1981. The expansion improvements, which were completed in 1986 at a cost of approximately $20 million, provided approximately 10,000 additional square feet of casino space, together with a 3,600 square foot lounge. In 1994, approximately $12.7 million was expended to expand the Claridge's casino square footage by approximately 12,000 feet.

         The Claridge's casino consists of approximately 59,000 square feet of casino space on three main levels with various adjacent mezzanine levels. The casino currently contains approximately 1,752 slot machines and 64 table games, including 36 blackjack tables, eight craps tables, five roulette tables, three Caribbean stud poker tables, two mini-baccarat tables, two baccarat tables and eight other specialty games. The hotel with related amenities consists of 502 guest rooms, numerous restaurants and lounges, a private players club, a 600-seat theater, meeting rooms, a gift shop, a beauty salon, and a health club with an indoor swimming pool. In 1996, CPPI completed construction of a self-parking garage facility, connected to its existing valet garage. The combined valet and self-parking garage provide space for approximately 1,200 vehicles.

         CPPI experiences a seasonal fluctuation in demand, which is typical of casino-hotel operations in Atlantic City. Historically, peak demand has occurred during the summer season. CPPI's principal market is the Mid-Atlantic area of the United States. Casino gaming in Atlantic City is highly competitive and is strictly regulated under the NJCCA and regulations thereunder which affect virtually all aspects of casino operations. See "-- Gaming Regulation and Licensing".

Business Strategy

         The Claridge Debtors have positioned the Claridge as the "Smaller, Friendlier" alternative to the other Atlantic City casinos. This strategy, implemented in 1989, is designed to capitalize on the Claridge's unique physical facility, which the Claridge Debtors believe retains an atmosphere of a grand hotel, and on the Claridge's smaller, more intimate size relative to the larger Atlantic City casinos. By emphasizing an environment that is intimate, friendly and service-oriented, the Claridge targets a market niche different from that of a majority of its competitors. The Claridge Debtors seek to attract and retain a customer base whose wagering spans the same market segments serviced by other casino hotels, but stops in the middle, leaving the high end business to its competitors. The Claridge Debtors believe it is uneconomical to pursue the high end market as its core business because of the high maintenance cost and potential volatility in hold percentages. The typical Claridge patron has a lesser need for credit as well as a lower average complimentary cost. The majority of the Claridge's casino revenue is generated by slot machine play, the fastest growing segment of gaming play, but the Claridge Debtors have taken steps to increase table gaming play.

         The key elements of the marketing plan include the use of complimentaries, promotional activities, entertainment events, player development hosts, a bus program, and the use of commissioned agents to attract groups from outside the Claridge Debtors' traditional market areas. The Claridge Debtors also operate a direct marketing program to attract and retain customers. Because of the expanded facilities and amenities now offered at the Claridge, the "Because Smaller is Friendlier" positioning statement was changed to "Smaller, Friendlier and So Much More." This position retains the equity in the intimacy seeking patron, but extends it to communicate that the Claridge now has a facility capable of comfortably servicing a larger customer base and offering the same amenities and entertainment found at larger Atlantic City casino hotels.

Competition

         Competition in the Atlantic City casino-hotel market is intense. As of December 31, 1999, the twelve existing casino facilities offered approximately 1,171,000 square feet of gaming space, a 3.3% decrease from the approximately 1,212,000 square feet of gaming space available as of December 31, 1998. The decrease resulted from the closing of the Trump World's Fair Casino in Fall 1999.

         Consolidation of ownership in the casino industry has been evident in recent years in Las Vegas and Atlantic City. The most recent example in Atlantic City was the purchase of the Caesars World Incorporated by Park Place Entertainment Corporation, which also owns and operates Bally's Park Place Casino in Atlantic City and the Atlantic City Hilton. Currently, the twelve Atlantic City casinos are owned and operated by seven companies, with Park Place Entertainment Corporation owning three, Trump Hotels and Casinos owning three, and Harrahs Entertainment, Incorporated owning two. These ownership structures allow for the casinos under common ownership to reduce overhead costs by consolidating certain administrative functions, thus increasing their profitability even during periods of minimal revenue growth.

         The Atlantic City gaming market is not expected to experience significant growth over the next several years, until Atlantic City transforms itself from a "day-trip" market to a "destination resort." As a result of current high room occupancy rates, a more favorable regulatory climate, the reduced threat of competition from potential new gaming jurisdictions, and significant infrastructure developments making Atlantic City more accessible, over $4.6 billion of new investment has been announced or recently completed in the Atlantic City gaming market. Las Vegas casino operators have announced plans for two new casino hotels to operate in Atlantic City in the next several years.

         In addition to the major casino expansions and the announced new casinos, major infrastructure improvements have begun. A new $268 million convention center, which was completed in May 1997, contains approximately 500,000 square feet of exhibition space, 45 meeting rooms, food service facilities and a 1,600-car underground parking garage. The new convention center is the largest exhibition space between Boston and Atlanta. A 500-room non-casino hotel, which is linked to the new convention center by an elevated walkway, opened in November 1997. The development of the corridor which links the convention center to the boardwalk area is complete, and features a wide, landscaped boulevard with a reflecting pool, an expanded park area, and a 60-foot lighthouse which is illuminated each night by a light show. In February 1997, construction of the new $7.5 million bus terminal, which is a major component of this corridor, was completed. The State of New Jersey is also implementing a capital plan of approximately $125 million to upgrade and expand the Atlantic City International Airport. Construction of a $300 million tunnel, which will provide access from the Atlantic City Expressway to the marina casino district, began in late 1998.

         The Atlantic City business is seasonal, with the highest level of activity occurring during the summer months, and the lowest level of activity during the winter months. The primary markets for Atlantic City casino patrons are Philadelphia, New Jersey and New York City, together with the secondary markets of central Pennsylvania, Delaware, Baltimore and Washington, D.C. Casinos offer incentives, in the form of cash and complimentaries for rooms, food and beverages, to their customers based on their casino play. In recent years, competition for, and as a result, incentives offered to, customers has increased significantly. Many Atlantic City casino patrons arrive by bus and stay for approximately six hours. Competitive factors in Atlantic City require the payment of cash incentives and coupons for use towards the price of meals to patrons arriving under bus programs sponsored by the casino operators.

         Competition in Atlantic City also extends to the employment market. The NJCCC has promulgated regulations which require staffing levels at Atlantic City casinos that are higher than those for casino-hotels in Nevada. In addition, all of CPPI's casino employees must be licensed. Partly as a result of the licensing requirements, there has been intense competition for experienced casino employees in Atlantic City. Difficulties in hiring personnel licensed by the NJCCC have elevated labor costs, and licensed personnel frequently leave their current positions for higher paying jobs in other casinos. In addition, the expansion of casino gaming into other jurisdictions has increased the competition for experienced casino management personnel.

         There is also significant competition outside of New Jersey. Since 1988, legal gambling operations have started in Connecticut, Delaware and other states.

Gaming Regulation and Licensing

         General

         The NJCCA requires that all casino operations be licensed by the NJCCC and that all employees, major stockholders and other persons or entities financially interested in the casino operation be either licensed or approved by the NJCCC. Casino gaming is strictly regulated in Atlantic City under the NJCCA and the rules and regulations of the NJCCC, which affect virtually all aspects of the operations of the Claridge. The laws, rules and regulations affecting Atlantic City gaming operations concern primarily the financial stability, integrity and character of casino operators, their employees, their security holders and others financially interested in casino operations; the nature of the casino/hotel facilities; the operation methods (including rules of games and credit granting procedures); and financial and accounting practices used in connection with casino operations. A number of these regulations require practices that are different from those in many casinos in Nevada and elsewhere, and some of these regulations result in casino operating costs greater than those in comparable facilities in Nevada and elsewhere.

         The NJCCC will grant a plenary license after it determines that the operation of a casino conforms to the requirements of the NJCCA and applicable regulations. A license is not transferable and may be revoked or suspended under certain circumstances by the NJCCC.

         Licensing Status

         The NJCCC issues casino licenses that are renewable every four years, subject to a series of requirements including a requirement of demonstrating financial viability. On September 22, 1995, CPPI was issued a four-year casino license by the NJCCC for the period commencing September 30, 1995. Although CPPI reapplied for a four-year casino license for the period commencing September 30, 1999, the filing of the voluntary petition under Chapter 11 on August 16, 1999 prompted CPPI to amend its petition to request that the NJCCC renew CPPI's license for only one-year. In response to that request, the NJCCC granted CPPI's request for a one-year license and then subsequently granted an additional one year license. In addition, the casino license renewal contains certain financial reporting conditions and requirements consistent with the manner in which the NJCCC has relicensed other casino licensees that have filed voluntary petitions under Chapter 11 in the past. The NJCCC may reopen the licensing hearings at any time on its own motion, and must do so if so requested by its enforcement division. The Debtors believe that Park Place will receive the necessary licenses to operate the Park Place Property.

         Investigations and Disqualification

         The NJCCC may find any holder of any amount of securities of the Corporation not qualified to own securities of the Corporation. Further, as required by New Jersey, the charter and the by-laws of the Corporation provide that securities of the Corporation are held subject to the condition that if a holder is found to be disqualified by the NJCCC, the holder must dispose of the securities of the Corporation. The charter and by-laws of CPPI vest the NJCCC with the right of prior approval with regard to the transfer of securities, shares and other interests in the casino licensee. The Corporation will periodically report the names and addresses of owners of record of New Common Stock and New Notes to the NJCCC as is required for all publicly traded holding companies that have wholly-owned subsidiaries holding casino licenses.

Employees

         As of December 31, 2000, CPPI employed approximately 2,100 persons, of whom approximately 800 are represented by labor unions. Approximately 650 of the 800 are represented by the Hotel, Restaurant Employees and Bartender International Union, AFL-CIO, Local 54. In September 1999, the Claridge Debtors' collective bargaining agreement covering the employees represented by Local 54 was renewed, together with the collective bargaining agreements of all Atlantic City casinos with respect to Local 54, for a period of 4 years.

         The management of the Claridge Debtors believe that its employee relations are generally satisfactory. All of the employees represented by labor unions are covered by collective bargaining agreements which prohibit work stoppages during their terms.

         Under the Plan, Park Place has agreed to assume all employee benefit plan, of the Claridge Debtors' employees and the transition to Park Place as owner and employer should be seamless as far as it concerns CPPI's existing employees.

Properties

         The Claridge was constructed in 1929 at the northeastern end of Absecon Island, on which Atlantic City is located. After remodeling, modernization and expansion at a cost of approximately $138 million, the Claridge opened as a casino-hotel in July 1981. Located in the Boardwalk Casino section of Atlantic City on Brighton Park, approximately 550 feet north of the Boardwalk, the Claridge occupies three parcels of property.

         The casino-hotel, situated on the main parcel (41,408 square feet with 138 feet fronting the park and 300 feet deep), is a concrete steel frame structure, 26 stories high at its highest point. The valet-parking garage, situated on an adjacent parcel of land (21,840 square feet) west of the casino-hotel site, is an eight-level reinforced concrete ramp structure, built in 1981. Including the bus drive-through area, a bus patron waiting room and an electrical room, it totals an area of 197,100 square feet and provides parking for approximately 475 vehicles. In 1996, CPPI completed a self-parking garage, located on a parcel of land

(29,120 square feet) connected to the existing valet-parking garage. The combined garage facility will provide parking for approximately 1,200 vehicles. The Administrative Office Building, situated on an adjacent parcel of land (7,766 square feet), is a two-story reinforced concrete and brick structure with a flat roof. Constructed about 50 years ago, its interior has been modernized. By order dated April 5, 2000, the Bankruptcy Court authorized the sale of the Administrative Office Building to GBHC. The building was utilized as an administration facility, and totals an area of 14,020 square feet. All of the existing facilities, other than the self-parking garage, are owned by ACBA and are leased to CPPI under the Operating Lease and the Expansion Operating Lease. The self-parking garage and the property on which it is located are owned by CPPI.

Legal Proceedings

         On July 10, 1996, ten days after its opening, a fatal accident occurred at CPPI's self-parking garage, in which the vehicle of two patrons breached a cable restraint system, permitting their vehicle to drive through the side wall of the self-parking garage. The vehicle fell four stories to the sidewalk and street below killing both occupants. As a result, CPPI's self-parking garage was closed until the end of September 1996, while various investigations sought to determined the cause of the accident. At the same time, CPPI determined to remove the exterior wall cable restraint system and replace it with a rigid I-beam barrier system.

         CPPI retained the law firm of Zelle and Larson LLP of Minneapolis, Minnesota to assist in the recovery of certain expenses incurred in reopening the self-parking garage and potential lost profit claims. On July 22, 1997, CPPI filed a Complaint and Demand for Arbitration in the amount of $10 million against the general contractor and the architect for the garage, alleging negligence, breach of warranty and breach of contract in the design and construction of the garage. In February 1999, the Corporation and CPPI entered into a settlement agreement of approximately $2.3 million in the arbitration proceedings.

         A wrongful death action was commenced by the estates of the two patrons who died in the July 1996 accident in the self-parking garage. CPPI is fully insured and indemnified for any financial liability that may result due to either an award to or a negotiated settlement with the plaintiffs in this action.

         During 1995, the Corporation received notice from the Internal Revenue Service ("IRS") asserting deficiencies in Federal corporate income taxes for the Corporation's 1990 and 1991 taxable years. Many of the proposed adjustments to the Corporation's consolidated tax returns have been settled with no adverse impact to the Corporation's consolidated financial statements. There is a remaining IRS asserted deficiency for the 1990 and 1991 taxable years. In October 1996, the IRS sent the Corporation a statutory notice of deficiency for the Corporation's 1990 and 1991 taxable years. In January 1997, the Corporation filed a petition with the United States Tax Court (the "Court") requesting a redetermination of the asserted deficiency. In January 1999, the Corporation reached a settlement agreement with the IRS District Counsel, which was submitted to the Court on January 25, 1999. On March 4, 1999, the Court confirmed this settlement. This settlement agreement does not have a material impact on the Corporation's consolidated financial statements.

         The Corporation and its subsidiaries are not parties to any other material litigation other than ordinary routine litigation which is incidental to its business.

Executive Officers and Directors

         The following table sets forth certain information with respect to the current executive officers and Directors of the Corporation. Under the Plan, on the Effective Date, those individuals will resign. The

First Mortgage Liquidating Trustee will name the new board of directors of Corporation. No promises have been made to any of the existing Directors of the Corporation or its officers as to whether their relationship with the First Mortgage Liquidating Trust will retain any of these individuals to assist in the wind-down of the Claridge Debtors, although it is expected that the First Mortgage Liquidating Trustee will do so for cost and efficiency reasons. Similarly, the General Liquidating Trustee may retain one or more former officers of the Claridge Debtors to assist in the administration of the General Liquidating Trust. The Directors of the Corporation shall appoint the Directors of CPPI. Officers serve at the discretion of the Board.


Name                        Office                                  Age
----                        ------                                  ---

James M. Montgomery         Chairman, Director                       61
David W. Brenner            Director                                 64
Shannon L. Bybee            Director                                 62
A. Bruce Crawley            Director                                 54
Ned P. DeWitt               Director                                 61
Mark H. Sayers              Director                                 51
Robert M. Renneisen         Director                                 54
Frank A. Bellis, Jr.        Chief Executive Officer, Director        47
Jean I. Abbott              Executive Vice President                 45
Albert T. Britton           Executive Vice President                 44
Glenn S. Lillie             Vice President                           52



         Business Experience

         Mr. Montgomery has served as a member of the Board of the Corporation since March 1995 and as the Chairman of the Board since November 1999. Since 1978, he has served as President of Houze, Shourds, and Montgomery, Inc., a management consulting firm located in Long Beach, California. Prior to 1978, Mr. Montgomery held various managerial positions with Rohr Industries, Inc. and Rockwell International.

         Mr. Brenner has served as a member of the Board of Directors of the Corporation since February 1991, and was Chairman of the Board of Directors from August 1993 to June 1998. He served as President of the Philadelphia Sports Congress from January 1987 through June 1994. Mr. Brenner served as Chairman of the Hospital and Higher Education Facilities Authority of Philadelphia from January 1986 to June 1992, as Director of Commerce of the City of Philadelphia from January 1984 to September 1986, and as Director of Finance from April 1991 through December 1991. He was with the accounting firm of Arthur Young & Company from 1957 to September 1983. He was managing partner of the Philadelphia office of Arthur Young from November 1969 until March 1980.

         Mr. Bybee has served as a member of the Board of the Corporation since July 1988. He currently is Associate Professor for Gaming Management, Law & Regulation, at University of Nevada Las Vegas. From July 1993 to August 1994 Mr. Bybee served as President and Chief Operating Officer for United Gaming, Inc. Mr. Bybee was the Corporation's Chairman of the Board from November 1988 to July 1993, and from August 1988 to October 1988. In June 1989, Mr. Bybee was appointed to serve as the Chief Executive Officer of the Corporation and New CPPI, a position he held through July 1993. From 1983 to 1987, he was Senior Vice President of Golden Nugget, Incorporated which operated the Golden Nugget Casino Hotel in Atlantic City. From 1981 to 1983, Mr. Bybee was President of GNAC Corporation, which operated the Golden Nugget Casino Hotel in Atlantic City.

         Mr. Crawley has served as a member of the Board of the Corporation since February 1995. He currently serves as President and Director of Public Relations and Marketing Services for Crawley, Haskins & Rodgers, a Philadelphia based public relations and advertising firm. Prior to establishing his own firm in May 1989, Mr. Crawley was employed at First Pennsylvania Bank and First Pennsylvania Corporation, where he served as Senior Vice President and Director of Public and Investor Relations. He also served, from 1976 to 1979, as Vice President and Director of Advertising for First Pennsylvania Bank and First Pennsylvania Corporation.

         Mr. DeWitt has served as a member of the Board of the Corporation since May 1995. From August 2000, Mr. DeWitt was President of Crave Entertainment Corp. Prior to that time, Mr. DeWitt was Chairman and Chief Executive Officer of U'Race Corporation. Mr. DeWitt has served as President, Chief Executive Officer, and a member of the Board of Directors of LBE Technologies, Incorporated, in Saratoga, California, since November 1994. From November 1993 to August 1994, he served as President of SEGA Enterprises, (USA) in Redwood City, California. Mr. DeWitt also served as President of the Entertainment Group of Madison Square Garden from July 1990 to August 1991, and as President of Source Service Group of Irving, Texas, from December 1986 to April 1989. He also served, from 1973 through 1982, as President and Chief Executive Officer of Six Flags Corporation.

         Mr. Renneisen has served as a member of the Board of the Corporation since June, 1991. He served as President of the Corporation from June 1992 until November, 1999 and as Chief Executive Officer of the Corporation and CPPI from July 1993 until November 1999. He was Vice Chairman of CPPI from June 1994 until June 1998. Mr. Renneisen was Executive Vice President of the Corporation from June 1991 to June 1992. He has served as President of CPPI from January 1991 to January 1996. He was Chief Operating Officer of CPPI from January 1991 to July 1993. Mr. Renneisen was Executive Vice President of CPPI, responsible for marketing and later casino operations, from February 1988 to January 1991. Prior to joining CPPI, Mr. Renneisen served from January 1987 to December 1987 as Vice President of Marketing of Treasure Island Hotel and Casino in St. Maarten. From June 1986 to May 1987, he served as President of Renneisen, Kincade & Associates, Inc. of Las Vegas, Nevada, a marketing consulting firm. He was Senior Vice President of Marketing of the Tropicana Hotel and Casino in Atlantic City from May 1982 to August 1984.

         Mr. Sayers has served as a member of the Board of the Corporation since February 1990. Mr. Sayers has served as Vice President of EMES Management Corporation, a real estate management and development company, of New York, New York, since February 1976.

         Mr. Bellis has served as Chief Executive Officer and Director of the Corporation since November 1999. He has served as Senior Vice President, General Counsel and Secretary to the Corporation from February 1994 until November 1999. He also has served as Senior Vice President and General Counsel of CPPI since February 1994, as Vice President and General Counsel of CPPI from September 1992 to February 1994, and as Secretary of CPPI since August 1993. Previously, from May 1985 to August 1992, Mr. Bellis was Corporate Counsel and Secretary to Inductotherm Industries, Inc., Rancocas, New Jersey. During 1984 and 1985, Mr. Bellis was Associate General Counsel for CPPI. Prior to joining CPPI, he was a Deputy Attorney General in the New Jersey Division of Criminal Justice in the State Attorney General's office.

         Ms. Abbott has served as Executive Vice President of the Corporation since June, 1996 and as Executive Vice President of Finance and Corporate Development of CPPI since September 1997. Ms. Abbot has served as Secretary to the Corporation since November, 1999. From September 1996 to August 1997, she served as Executive Vice President of Operations, and from July 1995 to August 1996, she was Executive Vice President of Marketing and Casino Operations. Ms. Abbott served as a member of the Board of the Corporation from August 1989 to June 1994, and served as a consultant to the Corporation until March 26, 1994, at which time she became a Vice President of CPPI. From October 1992 to July

1993, Ms. Abbott was Finance Director for the United Way of Atlantic County. She was Assistant Professor at Stockton State College from September 1989 to June 1991. She served as Senior Vice President, Treasurer of the Corporation and Senior Vice President, Controller of CPPI from May 1987 to September 1989. She was Vice President, Controller of CPPI from October 1985 to May 1987 and Director of Finance of CPPI from April 1984 to October 1985. From October 1980 through April 1984, Ms. Abbott held various executive positions with CPPI and its corporate predecessor.

         Mr. Britton has served as Executive Vice President of the Corporation since June 1994 and as President and Chief Operating Officer of CPPI since January 1996. He served as Executive Vice President and General Manager of CPPI from February 1994 through July 1995, and as Executive Vice President from August 1995 through December 1995. He served as a Vice President of the Corporation from June 1992 to June 1994, and as Executive Vice President of Operations of CPPI from December 1992 to February 1994. He was Senior Vice President of Operations of CPPI from December 1991 to December 1992, and Vice President of Casino Operations from June 1990 to November 1991. From July 1981 through June 1990, Mr. Britton has held various positions in both accounting and casino operations with CPPI and its corporate predecessor.

         Mr. Lillie has served as Vice President of the Corporation from June 1992 and as Vice President of Marketing Communications of CPPI since December 1995. He served as Vice President of Public Affairs of CPPI from February 1990 to December 1995. He was Vice President of Marketing Communications of CPPI from April 1985 to February 1990, Director of Public Relations from March 1982 to January 1983, and Training Manager from November 1980 to February 1982. From February 1983 to April 1985, Mr. Lillie was employed as the Director of Public Relations of the Tropicana Hotel and Casino in Atlantic City.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PLAN ARE COMPLEX AND, IN MANY RESPECTS, UNCERTAIN. DUE TO THE UNCERTAINTIES REGARDING POSSIBLE TAX CONSEQUENCES OF THE PLAN, ALL CREDITORS AND HOLDERS OF FIRST MORTGAGE NOTE CLAIMS, CLAIMS IN RESPECT OF CONTINGENT PAYMENT, OR CONTINGENT PAYMENT RIGHTS, AND INTERESTS IN THE CORPORATION OR ACBA ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE PLAN THAT ARE RELEVANT TO THEIR PARTICULAR CIRCUMSTANCES.

                 FINANCIAL AND LEGAL ADVISORS; FEES AND EXPENSES

         The Claridge Debtors have engaged Clifford Chance Rogers & Wells LLP and Archer & Greiner to act as counsel in connection with the Plan. ACBA has engaged Lowenstein Sandler PC and Orloff, Lowenbach, Stifelman and Siegel, P.A. to act as counsel in connection with the Plan. For their services in connection with the Plan, Clifford Chance Rogers & Wells LLP, Archer & Greiner, Lowenstein Sandler PC and Orloff, Lowenbach, Stifelman and Siegel, P.A. will receive customary hourly fees and will be reimbursed for all reasonable out-of-pocket expenses. KPMG LLP, the Claridge Debtors' regular outside accountants, have provided services in connection with the Plan for which KPMG will receive customary hourly fees and reimbursement of all reasonable out-of-pocket expenses. The Claridge Debtors have engaged Jay Alix & Associates to act as the Claridge Debtors' financial advisor in connection with the Plan.

                           CONCLUSION; RECOMMENDATION

         The Debtors believe that confirmation of the Plan is desirable and in the best interests of all Creditors. The Debtors therefore urge you to vote to accept the Plan.

Dated:  March 12, 2001

                                     THE CLARIDGE HOTEL AND CASINO
                                     CORPORATION

                                     By: /s/ Frank A. Bellis, Jr.
                                         ----------------------------
                                         Frank A. Bellis, Jr.
                                         President and Chief Executive Officer

                                     THE CLARIDGE AT PARK PLACE,
                                     INCORPORATED

                                     By: /s/ Frank A. Bellis, Jr.
                                         ----------------------------
                                         Frank A. Bellis, Jr.
                                         Chief Executive Officer

                                     ATLANTIC CITY BOARDWALK
                                     ASSOCIATES, L.P.

                                     By: AC BOARDWALK PARTNERS, INC.
                                         its General Partner

                                     By: /s/ Anthony C. Atchley
                                         ----------------------------
                                         Anthony Atchley
                                         President